UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Telecom Italia S.p.A.

(Name of Issuer)

Common Shares of euro 0.55 par value each

(Title of Class of Securities)

87927W10

(CUSIP Number)

Michele Amendolagine

Head of Corporate Affairs

Assicurazioni Generali S.p.A.

Piazza Duca degli Abruzzi, 2

Trieste 34132, Italy

+39 040 67 1111

November 6, 2007 and November 19, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

This Amendment No. 3 amends the Statement on Schedule 13D, dated October 31, 2007, as subsequently amended (the “Schedule 13D”), filed by Assicurazioni Generali S.p.A. (“Assicurazioni Generali”), a company incorporated under the laws of the Republic of Italy, and by Alleanza Assicurazioni S.p.A., INA Assitalia S.p.A. (each incorporated under the laws of Italy), Volksfürsorge Deutsche Lebenversicherung A.G. (incorporated under the laws of Germany), and Generali Vie S.A. (incorporated under the laws of France), the latter four companies each belonging to the Assicurazioni Generali group (the “Other Generali Investors” and, together with Assicurazioni Generali, “Generali”), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. The relationships between the Generali companies and their interests in the Telecom Italia shares are described in detail in the previously filed Amendment No. 2 to the Schedule 13D. Capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule 13D.

Introduction.

On April 28, 2007, a group of investors (the “Investors”) made up of Assicurazioni Generali, Sintonia S.A., Intesa Sanpaolo S.p.A. (“Intesa Sanpaolo”), Mediobanca S.p.A. (“Mediobanca” and, together with Generali, Sintonia S.A. and Intesa Sanpaolo, the “Italian Investors”) and Telefonica S.A., the Spanish-based telecommunications operator (“Telefonica”), entered into a co-investment agreement (as subsequently amended by an amendment agreement on October 25, 2007 (the “October 25th Amendment”), the “Co-Investment Agreement”). The Other Generali Investors became Investors pursuant to the October 25th Amendment. The Co-Investment Agreement established the terms and conditions for the Investors’ participation in Centotrenta 4/6 S.r.l., an Italian company with registered office at Galleria del Corso 2, Milan, Italy, fiscal code n. 05277610969 subsequently transformed into an Italian joint stock company and renamed as Telco S.p.A. (“Telco”), an Italian corporation. On November 15, 2007, the registered office of Telco was transferred to Via Filodrammatici 3, Milan, Italy.

Through Telco, the Investors have purchased the entire share capital of Olimpia S.p.A. (“Olimpia”), which in turn holds 2,407,345,359 ordinary shares, or approximately 18% of the ordinary share capital, of Telecom Italia S.p.A. (“Telecom Italia”), from Pirelli & C. S.p.A. (“Pirelli”) and Sintonia S.p.A. and Sintonia S.A. (together, “Sintonia”) (the “Transaction”). The closing of the purchase of the Olimpia Shares pursuant to the Share Purchase Agreement occurred on October 25, 2007, following the receipt of the announcement of forthcoming governmental approvals from the Brazilian telecommunications authority on October 23, 2007 (the “Announcement”), an unofficial English translation of which was previously filed on Schedule 13D as Exhibit 11.

In addition to Telco’s participation in Telecom Italia’s ordinary share capital through its interest in Olimpia, on October 25, 2007 pursuant to the Co-Investment Agreement Generali and Mediobanca contributed to Telco the shares of Telecom Italia they held on that date. These shares amounted to 5.6% of Telecom Italia’s ordinary share capital, with the individual contributions of Generali and Mediobanca amounting to 4.06% and 1.54%, respectively, of Telecom Italia’s ordinary share capital, and brought Telco’s direct and indirect participation in Telecom Italia’s ordinary share capital to approximately 23.6%. Copies of the Co-Investment Agreement and the October 25th Amendment were previously filed on Schedule 13D as Exhibits 3 and 9, respectively.

On April 28, 2007, the Investors also entered into a shareholders agreement (as subsequently amended by the Amendment, the “Shareholders’ Agreement”), pursuant to which the Investors set out, among other things, the principles of corporate governance of Telco and Olimpia, respectively, the transfer of Telco’s shares and any Olimpia Shares or Telecom Shares (each as defined below) directly or indirectly owned by Telco and the principles of designation, among the Investors, of candidates to be included in a common list for the appointment of directors of Telecom Italia under the voting list mechanism provided for by

Telecom Italia’s by-laws. A copy of the Shareholders’ Agreement was previously filed on Schedule 13D as Exhibit 5.

Pursuant to the October 25th Amendment, the Investors acknowledged the content of the Announcement and each of the Investors undertook, for so long as it lies within their respective powers, to implement the content thereof through appropriate actions. On November 19, 2007, the Investors entered into an Amendment to Shareholders Agreement and to the Bylaws (the “November 19th Amendment”) to address the content of the Announcement, and each of the Investors undertook to implement such content through appropriate legal measures and actions including amending the Shareholders’ Agreement and by-laws of Telco as provided in the November 19th Amendment. A copy of the November 19th Amendment is filed as Exhibit 14 hereto and an unofficial English translation of the amended and restated by-laws of Telco (the “Telco By-laws”) is filed as Exhibit 15 hereto (such translation of the Telco By-laws amends and restates and therefore supersedes the prior version filed on Schedule 13D as Exhibit 13).

Separately, on November 6, 2007, pursuant to the Shareholders’ Agreement, Telco and Telefónica entered into a Call Option Agreement (the “Option Agreement”) to grant to Telefónica an option to purchase Telecom Shares or Olimpia Shares, as the case may be, from Telco in the event that a decision to dispose or encumber Telecom Shares or Olimpia Shares, as the case may be, or any rights attached thereto, including but not limited to voting rights, is taken by the board of directors of Telco by simple majority and Telefónica is a dissenting party. A copy of the Option Agreement is filed as Exhibit 16 hereto. On November 15, 2007, pursuant to Article 5 of the Option Agreement, Olimpia adhered to and accepted all the terms and conditions of the Option Agreement. A copy of the Olimpia adherence letter is filed as Exhibit 17 hereto.

Items 6 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

CALL OPTION AGREEMENT

The following summary of certain material provisions of the Option Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 16 to this filing.

Pursuant to clause 8.5(a) of the Shareholders’ Agreement, Telco and Telefónica entered into the Option Agreement on November 6, 2007. The Option Agreement provides that in the event that a decision to dispose, directly or indirectly, in any form or manner (including through measures with equivalent effect, such as mergers and demergers of Telco or Olimpia) or encumber Telecom Shares or Olimpia Shares or any rights attached thereto, including but not limited to voting rights, is taken by the board of directors of Telco by simple majority and Telefònica is a dissenting party, then Telefónica shall have the right, to be exercised within 30 days of such decision being taken, to buy from Telco the Telecom Shares or the Olimpia Shares, as the case may be, at the same price and conditions offered by the third party offering to acquire such Telecom Shares or Olimpia Shares. For any action triggering the option that does not involve cash consideration, the price will be determined based on valuation principles generally accepted for transactions of a similar size and nature. Telefónica’s call options with respect to the Telecom Shares and the Olimpia Shares are not exercisable (i) in the event of a merger between Telco and Olimpia, which may take place pursuant to clause 1.1(d)(A) of the Shareholders’ Agreement, (ii) in the event of any encumbrance or pledge without voting rights that may be required by lenders in connection with any refinancing of Telco or Olimpia, to the extent that the refinancing documents contain provisions that reasonably protect the rights of Telefónica to acquire the Telecom Shares or the Olimipia Shares, as the case may be, in the event that enforcement of the encumberance or the pledge is triggered or (iii) as regards only the Telecom Shares, following a decision by Telco or Olimpia’s Board of Directors to tender the Telecom Shares in the context of a public tender offer, in which case Clause 28 of Telco’s by-laws shall apply. The Option Agreement expires on April 28, 2010, the date of expiry of the Shareholders’ Agreement.

On November 15, 2007, Olimpia indicated that it adheres to and accepts all the terms and conditions of the Option Agreement. See Exhibit 17 hereto.

The description of the Option Agreement in the Introduction is incorporated herein by reference.

AMENDMENT TO SHAREHOLDERS AGREEMENT AND TO BYLAWS

The following summary of certain material provisions of the November 19th Amendment does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 14 to this filing and the full text of the Telco By-laws attached as Exhibit 15 to this filing.

Pursuant to the November 19th Amendment, the Investors acknowledged the content of the Announcement by the Brazilian telecommunications authority and undertook to implement the content thereof through appropriate legal measures and actions including amending the Shareholders’ Agreement and by-laws of Telco as provided therein. The November 19th Amendment provides among other things that, with respect to Telecom Italia’s Brazilian telecommunication operations, for so long as applicable regulatory restrictions and limitations exist: (i) Telefónica may not participate in nor vote or cast a veto at any shareholder meetings of Telco, Olimpia, Telecom Italia or any other company directly or indirectly controlled by Telecom Italia, that involve discussions or proposed resolutions relating to any matters concerning the activities of companies directly or indirectly controlled by Telecom Italia in the rendering of their telecommunication services in the Brazilian market (such matters, the “Brazilian Matters”); (ii) Telefónica will cause the persons designated by it as directors and officers (and members of other corporate bodies having equivalent duties) of Telco, Olimpia, Telecom Italia and any other company directly or indirectly controlled by Telecom Italia to not participate in nor vote or nor cast a veto at meetings held by any such corporate bodies at which there will be discussed or proposed resolutions regarding Brazilian Matters; (iii) Telefónica will not designate any directors or officers (or members of other corporate bodies having equivalent duties) of companies located in Brazil that are directly or indirectly controlled by Telecom Italia and that provide telecommunication services in the Brazilian market; and (iv) Telefónica will prohibit companies directly or indirectly controlled by it and that render telecommunication services in the Brazilian market from participating with companies indirectly or directly controlled by Telecom Italia, in, among other things, significant financing transactions, the transfer of assets under terms or conditions or at prices different from market conditions and prices, the transfer of strategic technological know-how, the provision of telecommunication services or related services under more favorable or privileged conditions and the common use of resources.

Telefónica further agreed not to exercise direct or indirect control of any company directly or indirectly controlled by Telecom Italia in Brazil, as per the definition of control under the Brazilian telecommunications regulations in force, even if Telefónica exercises the right to acquire shares of Telco, in the case of a unilateral withdrawal provoked by another shareholder of Telco.

The Investors will instruct the members of the Board of Directors of Telco and Olimpia appointed by each of them, as well as the members of the Board of Directors of Telecom Italia appointed by Telco and/or Olimpia to prepare separate agendas for meetings of the boards of directors of Telco, Olimpia, Telecom Italia, and Telecom Italia International N.V. (“Telecom International”) or any other company located outside of Brazil directly or indirectly controlled by Telecom Italia with investments in the Brazilian telecommunications sector.  One of the agendas will be for the meeting in which Telefónica’s participation of the board members that it designated in the respective company is allowed, and the other will for the meeting in which the participation of board members designated by Telefónica in such company is not allowed (such meeting, the “Prohibited Meeting”). The Investors agreed to cause to be delivered, under appropriate terms of confidentiality, to designated officers of TIM Celular S.A. and TIM Nordeste S.A., within 30 days from the holding of the meetings of the boards of directors of Telco, Olimpia, Telecom Italia, Telecom International or any other company located outside Brazil directly or indirectly controlled by Telecom Italia but with investments in the Brazilian telecommunications sector, a copy of the agendas and of the minutes of the Prohibited Meetings.

The Parties agreed that the above restrictions are to survive the expiration or termination of the Shareholders’ Agreement and/or any merger in which Telco is not the surviving entity.

The Parties further agreed to amend the Telco By-laws to add the following provisions:

“ 5.1.1. While and as long as applicable regulatory restrictions and limitations exist in Brazil, the holder(s) of Class B shares will not be entitled to voting rights with respect to any matters concerning the activities of companies directly or indirectly controlled by Telecom Italia S.p.A. rendering telecommunication services in Brazil, and, accordingly, the participation of such Class B shareholder(s) shall be prohibited at the shareholders meeting when any such resolution is discussed and taken.”

“16.3    As long as applicable regulatory limitations and restrictions exist in Brazil, in accordance with the principles underlying article 2391 of the Civil Code, no director chosen from the list submitted by the Class B shareholders shall be entitled to participate to the discussion and consequently to the vote on any item of the agenda of the meetings of the board of directors – or of any internal committee – regarding activities carried out or to be carried out in the Brazilian telecommunications market by companies directly or indirectly controlled by Telecom Italia S.p.A.”

The description of the November 19th Amendment is incorporated herein by reference.

AMENDED AND RESTATED TELCO BY-LAWS

The following summary of certain amendments to the Telco By-Laws does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document filed as Exhibit 15 hereto.

Pursuant to the November 19th Amendment, Telco amended and restated the Telco By-laws to incorporate provisions 5.1.1 and 16.3 as provided in the Amendment to Shareholders Agreement described above. See “ — Amendment to Shareholders Agreement and to Bylaws.”

The description of the Telco By-laws in the Introduction is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.
Exhibit 14:	Amendment to Shareholders Agreement and to By-laws, dated November 19, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.
Exhibit 15:	Amended and Restated By-laws of Telco (unofficial English translation).
Exhibit 16:	Call Option Agreement, dated November 6, 2007, between Telefónica and Telco.
Exhibit 17:	Letter of Adherence to the Call Option Agreement by Olimpia S.p.A., dated November 15, 2007.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2007

ASSICURAZIONI GENERALI S.P.A.

/s/ Giovanni Perissinotto

Signature

Giovanni Perissinotto
Managing Director

Name/Title

/s/ Michele Amendolagine

Signature

Michele Amendolagine
Head of Group Corporate Affairs Department

Name/Title

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2007

ALLEANZA ASSICURAZIONI S.P.A.

/s/ Maurizio Basso

Signature

Maurizio Basso
General Counsel

Name/Title

/s/ Nicola Maria D’Alessio

Signature

Nicola Maria D’Alessio
Director of Accounting

Name/Title

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2007

INA ASSITALIA S.P.A.

/s/ Maurizio Fuggitti

Signature

Maurizio Fuggitti
Head of Corporate Affairs

Name/Title

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2007

VOLKSFÜRSORGE DEUTSCHE
LEBENVERSICHERUNG A.G.

/s/ Jörn Stapelfeld

Signature

Jörn Stapelfeld
Chief Executive Officer

Name/Title

/s/ Lutz Rellstab

Signature

Lutz Rellstab
Head of Legal Department

Name/Title

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2007

GENERALI VIE S.A.

/s/ Claude Tendil

Signature

Claude Tendil
President

Name/Title

Exhibit No.	Description

Exhibit 14:	Amendment to Shareholders Agreement and to By-laws, dated November 19, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica

Exhibit 15:	Amended and Restated By-laws of Telco (unofficial English translation)

Exhibit 16:	Call Option Agreement, dated November 6, 2007, between Telefónica and Telco

Exhibit 17:	Letter of Adherence to the Call Option Agreement by Olimpia S.p.A., dated November 15, 2007

EXHIBIT 14

AMENDMENT TO SHAREHOLDERS AGREEMENT AND TO BYLAWS

This agreement is entered into on 19 November 2007

BY AND BETWEEN

TELEFÓNICA, S.A., a Spanish company with registered office at 28013, Madrid, Gran Via n. 28, Spain (“TE”);

ASSICURAZIONI GENERALI S.p.A., an Italian company with registered office at Piazza Duca degli Abruzzi n. 2, Trieste, Italy;

ALLEANZA ASSICURAZIONI S.p.A., an Italian company with registered office at Milano, viale Luigi Sturzo n. 35;

INA ASSITALIA S.p.A., an Italian company with registered office at Roma, Corso d’Italia n. 33;

VOLKSFÜRSORGE DEUTSCHE LEBENVERSICHERUNG A.G., a German company with registered office at Hamburg (Germany), an der Alster n. 57-63;

GENERALI VIE S.A., a French Company with registered office at Paris , Boulevard Hausmann n. 11; (ASSICURAZIONI GENERALI S.p.A., and its four exclusively controlled subsidiaries, ALLEANZA ASSICURAZIONI, S.p.A., INA ASSITALIA S.p.A., VOLKSFÜRSORGE DEUTSCHE LEBENVERSICHERUNG A.G., and GENERALI VIE S.A., hereinafter collectively “AG”);

SINTONIA S.A., a Luxembourg company with registered office at 1, Place d’Armes, L. 1136 Luxembourg (“SI”);

INTESA SANPAOLO S.p.A, an Italian company with registered office at Piazza San Carlo n. 156, Torino, Italy (“IS”);

MEDIOBANCA S.p.A., an Italian company with registered office at Piazzetta Cuccia n. 1, Milano, Italy (“MB”);

(collectively the “Parties” and each, individually, a “Party”)

WHEREAS

With an agreement dated April 28, 2007 (the “Co-investment Agreement”), basically the Parties established the terms and conditions for (i) their participation in Centrotrenta 4/6 S.r.l, an Italian company with registered office at Galleria del Corso 2, Milan, Italy, fiscal code n. 05277610969, to be subsequently transformed and renamed as Telco S.p.A. (“Telco” or “Newco”), (ii) the presentation by the Parties also on behalf of Newco of an offer (the “Offer”) for the acquisition by Newco from Pirelli&Co. S.p.A and Sintonia S.p.A. and Sintonia S.A. (the “Acquisition”) of 100% of the share capital of a holding company named Olimpia S.p.A (“O”), which in turn holds a stake of 17,99% of the ordinary share capital of Telecom Italia S.p.A. (“TI”); and (iii) the capitalization and funding of Newco in connection with the Acquisition.

The Parties entered into a Shareholders Agreement on April 28, 2007, by means of which basically they established the principles relating inter alia to (i) the corporate governance of Newco, (ii) the governance of O, (iii) the appointment of directors in TI, (iv) the transfer of the Newco’s shares and the O and TI’s shares directly or indirectly owned by Newco and (v) the autonomous and independent management of the TI and TE groups, including limitations on the participation of TE or its representatives in any decision-making processes relating to policies, management, and operations of companies directly or indirectly controlled by TI in countries where restrictions apply (the “Shareholders Agreement”).

After having obtained the necessary previous regulatory authorities approvals, including the decision announced by the Brazilian telecommunications regulator - ANATEL on 23 October 2007 and subsequently published on November 5th, 2007 as ANATEL’s Ato n° 68.276, of October 31, 2007 (the “ANATEL Approval”), the Parties have proceeded with Closing of the Acquisition and performed the capitalization and funding of Newco in connection with the Acquisition.

On 25 October 2007, the Parties entered into an Amendment to the Co-investment and Shareholders’ Agreement (a copy of which is attached hereto) in which, inter alia, the Parties acknowledge the content of the ANATEL Approval and each of the Parties have undertaken, for so long as it lies within their respective powers, to implement the content thereof through appropriate legal measures and actions.

The Parties now wish, in furtherance of that undertaking, to amend the Shareholders Agreement and the By-laws of Newco, so as to implement the clauses contemplated in the ANATEL Approval.

Now, therefore, in consideration of the foregoing premises the Parties hereby

AGREE AND CONVENANT

as follows:

1.         The Parties hereby agree to amend the Shareholders Agreement by adding the following provisions thereto, as its Paragraph 5 bis:

“5 bis.      Specific provisions relating to TI and TE’s telecommunication services providers in Brazil

Specifically with respect to TI’s Brazilian telecommunication operations, the Parties have agreed as follows:

(A)	While applicable regulatory restrictions and limitations exist:

(i)           TE shall neither directly or indirectly participate in, nor vote or veto at shareholders’ meetings held by Newco, O and TI or by any other company directly or indirectly controlled by TI, at which and when there will be discussed or proposed resolutions relating to any matters concerning the activities of any such companies directly or indirectly controlled by TI in the rendering of their telecommunication services in the Brazilian market;

TE shall cause that the persons designated by TE as members to the Boards of Directors, as members to Boards of Officers, as Officers or as members of other corporate bodies having equivalent duties of Newco, O, and TI shall neither participate in, nor vote or veto at meetings held by any such corporate bodies or at meetings of corporate bodies of any other company directly or indirectly controlled by TI, at which and when there will be discussed or proposed resolutions relating to any matters concerning the activities of any such companies in the rendering of their telecommunication services in the Brazilian market;

(ii)          TE shall not designate any member to the Board of Directors, Board of Officers, or any Officer or member of any other corporate bodies having equivalent duties, of companies located in Brazil directly or indirectly controlled by TI and that provide telecommunication services in the Brazilian market, as well as to the Board of Directors, Board of Officers, or any Officer or member of any other corporate bodies having equivalent duties, of companies located in Brazil directly or indirectly controlling any such telecommunication services providers;

(iii)         TE shall prohibit the companies directly or indirectly controlled by TE which render telecommunication services in the Brazilian market from participating in any of the following relationships with companies directly or indirectly controlled by TI which render telecommunication services in the Brazilian market, when the terms and conditions thereof differ from those contemplated in the Brazilian rules applicable to telecommunication services: (a) significant financing transactions of any kind whatsoever, either as lenders or borrowers; (b) the granting of guaranties or collaterals of any kind whatsoever; (c) the transfer of assets under terms or conditions or at prices different from market conditions and prices; (d) the transfer of strategic technological know-how; (e) the provision of telecommunication services or related services under more favorable or privileged conditions; (f) operational agreements stipulating more favorable or privileged conditions; (g) the common use of resources, whether material, human or technological; (h) the joint contracting of goods or services; (i) the execution of legal instruments designed to permit the transfer or the assignment of shares or stocks among such telecommunication services providers, or the assignment of rights of first refusal with regard to the reciprocal transfer of shares or stocks; (j) the adoption of a common trademark or marketing and advertising strategy;

(iv)         The Parties shall renew and/or continue to observe the restrictions and limitations contained in this paragraph 5 bis upon expiration of the term or termination of the Shareholders Agreement for any other reason, as well as in the event of any merger or consolidation between O and Newco, in case Newco is not the surviving entity, such instruments shall be submitted to the Brazilian telecommunications regulator for its prior approval.

(v)          TE shall not exercise direct or indirect control of any company directly or indirectly controlled by TI in Brazil, as per the definition of control under the Brazilian telecommunications regulations in force, even if TE exercises the right to acquire shares of Newco, in the case of a unilateral withdrawal provoked by another shareholder of Newco;

(vi)         The Parties shall instruct the members of the Boards of Directors of Newco and O appointed by each of them, as well as the members of the Board of Directors of TI appointed by Newco and/or O to take such actions and make such deliberations as shall be necessary (a) to direct the preparers of the agendas for meetings of the Boards of Directors and/or the Chairmen of the respective Boards of Directors, as the case may be, of Telco, O, TI, and Telecom Italia International N.V. (“TII”) or any other company located outside Brazil directly or indirectly controlled by TI with investments in the Brazilian telecommunications sector, to divide the topics into separate agendas as follows: (i) one agenda for the meeting in which TE’s participation, through the Board members that it designated in the respective company, is allowed, and (ii) another agenda for the meeting in which the participation of Board members designated by TE in such company is not allowed and in which the topics dealt with shall necessarily pertain to matters that deal with subjects related to the activities of the companies directly or indirectly controlled by TI in rendering telecommunication services in the Brazilian market and to directly related topics, these latter being, necessarily, connected to the main topics as regards competition strategy, such as budgets for marketing campaigns and investment plans in product development, assets (lato sensu), instruments, all that, in sum, is directed towards the development of activities related to the activities of the companies directly or indirectly controlled by TI in the rendering of telecommunication services in the Brazilian market; and (b) to cause to be delivered, under appropriate terms of confidentiality, to designated officers of TIM Celular S.A. and TIM Nordeste S.A., within thirty (30) days counted from the holding of the meetings of the Boards of Directors of Telco, O, TI, TII or any other company located outside Brazil directly or indirectly controlled by TI with investments in the Brazilian telecommunications sector, a copy of the Agendas and of the Minutes of the meetings referred to in item (a)(ii), above (with a translation into Portuguese), for delivery by them to the Brazilian telecommunications regulator within such term of thirty (30) days and under a requirement of confidentiality as to which they are entitled pursuant to the sole paragraph of article 39 of the Brazil’s General Telecommunications Law (Law n° 9.472/97), article 64 of Brazil’s Decree n° 2.338/97 and article 36 (VI) of Resolution n° 270/01 of the Brazilian telecommunications regulator.

(B)          TE acknowledges and agrees that the restrictions and limitations imposed on TE, as contemplated in this Paragraph 5 bis (A) (i), (ii) and (iv) through (vi) above, shall survive and the prohibitions of (iii), above, be maintained in the event of a De-merger of Newco as provided in Articles 1.2 and 11 hereof, as long as applicable regulatory restrictions and limitations exist at the time of such De-merger;

2.         The Parties further agree to amend the Bylaws of Newco to add the following provisions (to be numbered as Paragraph 5.1.1 and Paragraph 16.3, respectively):

“ 5.1.1.    While and as long as applicable regulatory restrictions and limitations exist in Brazil, the holder(s) of Class B shares will not be entitled to voting rights with respect to any matters concerning the activities of companies directly or indirectly controlled by Telecom Italia S.p.A. rendering telecommunication services in Brazil, and, accordingly, the participation of such Class B shareholder(s) shall be prohibited at the shareholders meeting when any such resolution is discussed and taken.”;

“16.3       As long as applicable regulatory limitations and restrictions exist in Brazil, in accordance with the principles underlying article 2391 of the Civil Code, no director chosen from the list submitted by the Class B shareholders shall be entitled to participate to the discussion and consequently to the vote on any item of the agenda of the meetings of the board of directors – or of any internal committee – regarding activities carried out or to be carried out in the Brazilian telecommunications market by companies directly or indirectly controlled by Telecom Italia S.p.A..”

3.         Except as provided in Sections 1 and 2 above, all the other provisions, terms and conditions set forth in the Shareholders Agreement and in the By-Laws attached thereto (as Annex 9) shall remain unchanged and are hereby expressly ratified and confirmed by the Parties.

* * * * *

TELEFÓNICA, S.A.

_________________

ASSICURAZIONI GENERALI S.p.A.

_________________

ALLEANZA ASSICURAZIONI S.p.A.

_________________

INA ASSITALIA S.p.A

_________________

VOLKSFÜRSORGE DEUTSCHE LEBENVERSICHERUNG A.G.

_________________

GENERALI VIE S.A.

_________________

SINTONIA S.A.

_________________

INTESA SANPAOLO S.p.A.

_________________

MEDIOBANCA S.p.A.

_________________

EXHIBIT 15

BY-LAWS

TITLE I

NAME – REGISTERED OFFICE – PURPOSE – DURATION

Article 1

(Name)

1.1 The name of the company shall be “Telco S.p.A.” (hereinafter “the Company”).

Article 2

(Registered office)

2.1 The Company has its registered office in Milan.

2.2 Secondary offices, subsidiaries, branches, administrative and technical offices, representations, agencies, and dependencies of all types, can be established, transferred, and abolished - in Italy and abroad - by way of resolution of the Board of Directors; moreover, the transfer of the registered office of the Company within the territory of Italy can be decided by way of resolution of the Board of Directors.

2.3 The domicile of the shareholders, the directors, the auditors and accountant – for their relations with the Company – is that shown in the Company books.

Article 3

(Purpose)

3.1 The Company has for its purpose:

(a) The investment in, holding of, and disinvestment in shares, direct and indirect, in Telecom Italia S.p.A. or in other companies operating in the telecommunications sector, only with the purpose of stable investments and not vis-à-vis the public;

(b) the management and coordination of the activities of the controlled companies;

(c) the provision of services for and the management, without territorial limit, of licensed telecommunication services for public use and use in the free market, as well as corporate or administrative organizational services in the publishing, advertising, data processing, telecommunications and multimedia sectors for the benefit of the participated companies, excluding any activities reserved to directors and those persons enrolled on the professional register;

(d) any other transaction or activity instrumental – and not prevalent – to the foregoing activities, including the grant of loans, issue of bank guarantees, sureties and endorsements in favour of subsidiaries, expressly excluding the exercise of these activities and of any other financial activity vis à vis the public and the exercise of qualified professional activities, the offering of securities to the public and the granting of consumer credit, including with regard to own shareholders, and in any event with the absolute exclusion of activities reserved under Laws 12/1979, 1966/1939, 1815/1939, and Legislative Decrees 385/1993 (Article 106) and 58/1998.

Article 4

(Duration)

4.1 The term of the Company is fixed for a period ending on thirty-one (31) December (12) two thousand and fifty (2050).

TITLE II

CAPITAL – SHARES – WITHDRAWAL – BONDS – FINANCING

Article 5

(Capital and Shares)

5.1 The share capital is equal to Euro 4,849,038,420.00 and is divided into 1,939,615,368 shares (hereinafter, the “Shares”), with a nominal value of Euro 2.50 each, of which 1,119,046,300 Shares belong to Class A (hereinafter “Class A Shares”) and 820,569,068 Shares belong to Class B (hereinafter “Class B Shares”); Class A Shares and Class B Shares confer upon their holders equal economic and administrative rights, except as indicated in this Article 5 and in Articles 7, 8, 15 and 22 of the By-laws.

5.1.1 While and as long as applicable regulatory restrictions and limitations exist in Brazil, the holder(s) of Class B Shares will not be entitled to voting rights with respect to any matters concerning the activities of companies directly or indirectly controlled by Telecom Italia S.p.A. rendering telecommunication services in Brazil, and, accordingly, the participation of such Class B shareholder(s) shall be prohibited at the shareholders meeting when any such resolution is discussed and taken.

5.2 The shareholders of the Company resolved, at the shareholders’ meeting held on 25 October, 2007, to increase the share capital by a maximum nominal amount of Euro 889,328,065 through the issuance of a total maximum amount of 355,731,226 shares, of which 205,236,419 shares will be Class A Shares and 150,494,807 will be Class B Shares. As more specifically described in the applicable shareholders’ resolution, the increase must be implemented according to the terms indicated for each tranche, in three tranches, of which the first will be in favour of the First Tranche Underwriters, the second will be in favour of the holders of Class A Shares and the third will be in favour of the holders of Class B Shares.

5.3 For the purposes of Article 5.2, “First Tranche Underwrites” means entities or persons, who are not Telephone Operators (as defined below), who are qualified primary Italian institutional investors or private persons or entities selected by the holders of Class A Shares and whose participation in the Company has been accepted by the holders of Class B Shares, such acceptance not to be unreasonably withheld.

For the purposes of the By-laws, “Telephonic Operators” means entities or persons operating in the telecommunications sector and any entity or person that holds (a) a controlling interest in non-listed entities that operate in the telecommunications sector or (b) more than a 10% interest in the share capital of listed entities that operate in the telecommunications sector, or even if less than a 10% interest in the share capital is held, such holder has the ability to nominate one or more members of the Board of Directors of such listed entity.

For the purposes of the By-laws, “Class A Founding Shareholders” means shareholders who are assignees of Class A Shares in the context of the conversion of the Company into a società per azioni as resolved during the shareholders’ meeting held on 25 October, 2007.

5.4 The share capital may also be increased by contribution of credits and contribution in kind, pursuant to article 2440 of the Italian Civil Code.

5.5 In the event of an increase of capital with or without consideration, whereby the issuance of Class A Shares and Class B Shares is proportionate to the then issued Class A Shares and Class B Shares, the shareholders that hold Class A Shares shall have the right to receive and subscribe Class A Shares and the shareholders who hold Class B Shares shall have the right to receive and subscribe for Class B Shares. In the event that holders of Class A Shares have not entirely exercised their option rights, the other holders of Class A Shares will have the right to exercise their pre-emption rights with respect to such Class A Shares. Likewise, in the event that holders of Class B Shares have not entirely exercised their option rights, the other holders of Class B Shares will have the right to exercise their pre-emption rights with respect to such Class B Shares. If, following the exercise of option rights and pre-emption rights by the holders of Class A Shares, there are remaining Class A Shares that are unsubscribed, these may be subscribed – in accordance with the procedure applicable to the exercise of option and pre-emption rights – by the holders of Class B Shares in proportion to their interest in Class B shares issued by the Company, with an automatic conversion of such Class A Shares to newly issued Class B Shares (having the same characteristics as the then issued Class B Shares). If, following the exercise of option rights and pre-emption rights by the holders of Class B Shares there are remaining Class B Shares that are unsubscribed, these may be subscribed – in accordance with the procedure applicable to the exercise of option and pre-emption rights – by the holders of Class A Shares in proportion to their interest in Class A shares issued by the Company, with an automatic conversion of such Class B Shares to newly issued Class A Shares (having the same characteristics as the then issued Class B Shares).

5.6 Without prejudice to the provisions set forth in Article 5.4 of the present by-laws, the share capital increases not fully subscribed by Class A and by Class B shareholders after the exercise of the option rights or the pre-emption rights as the case may be, will be deemed subscribed up to the amount actually subscribed.

5.7 The shares are represented by share certificates.

5.8 The shares are registered; their conversion into bearer shares is not allowed.

Article 6

(Withdrawal)

The right of withdrawal does not belong to the shareholders who have not participated in the decisions regarding:

-	the extension of the term of the Company’s duration, and
-	the introduction or removal of commitments to the circulation of stock certificates.

Article 7

(Transfer of Shares)

7.1 Within the limits provided by this article 7 and by article 8, the shares are transferable to shareholders and to third parties, whether by a deed between living people or by reason of death.

The provisions of this article 7 and of article 8 apply not only to the transfer of Shares, but to the transfer of any right whatsoever relating to them, including, by way of example,(i) all shares or potential financial instruments of the Company (including those provided for in article 2346 of the civil code) having voting rights or convertible into shares having voting rights, (ii) all bonds or other financial instruments convertible into, exchangeable with, or conferring to the relevant owner the right to subscription or to acquisition of shares or financial instruments with voting rights of the Company, as well as shares originating in the respective conversion or the exercise of the abovementioned rights, (iii) any other right, title, and/or financial instrument (including rights of option and/or warrant) that gives a right to the acquisition of and/or subscription to shares and/or financial instruments and/or bonds convertible into/ or exchangeable with, shares or financial instruments having voting rights or convertible into shares having voting rights in the Company, and/or the shares and/or financial instruments acquired on the basis of their exercise. The provisions of this article 7 and article 8 regard – in addition – not only the transfer of full ownership of the Shares and the rights relating thereto, but also the transfer of the bare ownership and whatsoever real rights of enjoyment, exclusive of the real rights of guarantee.

For the purposes of this article 7 and article 8, by act of transfer is meant any transfer by deed between living people, in whatever manner (such as, for purely illustrative purposes, sale, barter, contango, fiduciary transfer, and the modification of the entitlement to the relationship underlying a possible fiduciary commission, the conferring or borrowing of titles, or rather title deeds, gratis or out of generosity, amalgamation, splitting) able to be accomplished, directly or indirectly, in whole or part, including in a transitory manner, the ownership or availability of the Shares and whatever rights, interests, including of a non-property nature, deriving from or connected to the entitlement to the Shares.

For the purposes of this Article 7, “Qualified Italian Investors” means the entities and persons, that are not Telephonic Operators, that are qualified primary Italian institutional investors or private persons or entities that were previously accepted in writing by the holders of Class B Shares, it being understood that, in the context of the acquisition of shares of the Company they must adhere to the contractual obligations agreed upon by the transferring shareholders with respect the shares being transferred. The provisions of the present article 7 and article 8 do not apply with regard to transfers in favour of companies entirely owned or controlled or controlling pursuant to Article 2359, first paragraph No. 1 of the Civil Code, or operations of partial non–proportional de-merger of the Company, merger by incorporation of entirely owned companies, and merger between companies entirely owned or controlled or controlling pursuant to Article 2359, first paragraph No. 1 of the Civil Code by the same shareholder, provided that the transfer shall be subject to a condition subsequent whereby in case of subsequent change of control of said companies, the Shares shall be deemed not having been transferred and shall have to be transferred back to the original Shareholder Transferring Class A Shares or Shareholder Transferring Class B Shares (as defined below), as the case may be.

To the extent that the rights of redemption of each shareholder provided for in Article 28 of the By-laws and the other rights provided for in the By-laws are not prejudiced, the provisions of the present article 7 and article 8 do not apply also to transfers through derivative transactions or borrowing of titles according to which the original Shareholder Transferring Class A Shares (being a bank, financial company or insurance company), as the case may be (i) shall have the full title and ownership of the Shares upon termination of the relevant transaction, and, in any case, (ii) shall maintain medio tempore all administrative and economic rights on the Shares under the derivative transaction or being object of the borrowing of titles; failure of such conditions will entail the immediate application of this article 7 and following article 8.

7.2 The shareholder who intends to transfer Class A shares (hereinafter the “Shareholder Transferring Class A shares”) to a potential third party acquirer, including a shareholder of the Company (hereinafter, a “Person Bidding for Class A shares”) must offer them in advance on equal terms to the other shareholders who hold Class A shares and – for the purposes of point (ii) below – to the shareholders who hold Class B shares, who may acquire them pre-emptively – respectively, in proportion to the number of Class A shares held by each of them compared with the total number of Class A shares issued by the Company and, with regard to Class B shareholders, in accordance to point (ii) below in proportion to the number of Class B shares held by each of them compared with the total number of Class B shares– with regard to the following procedure (hereinafter the “Right of Pre-emption”):

(i) The Shareholder Transferring Class A shares must transmit a communication, by registered or certified mail with return receipt requested to the Chairman of the Board of Directors and to the other shareholders holding Class A shares, specifying the number of Class A shares, the price, and the other economic and contractual conditions of the transfer and the personal particulars of the Person Bidding for Class A Shares (the “Transferring Notice”). Within 30 days of the date of receipt of the Transferring Notice (the “Term of Exercise”), the shareholders holding Class A shares who intend to avail themselves of the Right of Pre-emption must give the appropriate written communication to the Chairman of the Board of Directors and to the Shareholder Transferring Class A shares (the “Acceptance Notice”). The shareholders holding Class A shares who exercise the Right of Pre-emption, provided that they make a contextual request in the Notice of Acceptance, will have the right (hereinafter, the “Right of Increase”) to acquire the Class A shares remaining on sale once all the Notices of Acceptances have been received (the “Remaining Class A Shares”). Any Notice of Acceptance shall specify the number of Remaining Class A Shares in relation to which the relevant shareholder holding Class A shares wishes to exercise the Right of Increase. The Remaining Class A Shares shall be divided among the shareholders who have exercised the Right of Increase in proportion to the number of Class A shares held by each of them, provided that after the exercise of the above mentioned rights any shareholder holding Class A shares will not be entitled to acquire a number of Class A shares higher than the aggregate number indicated into the Acceptance Notice.

(ii) if after the carrying out of the procedure in the preceding point (i) there still remain any Remaining Class A Shares, each holder of Class A shares other than the Shareholder Transferring Class A shares will have the right to procure within 30 days after the expiry of the Term of Exercise (the “Further Term”) the Acquisition of the Remaining Class A shares by one or more Qualified Italian Investors, it being understood that the Shareholder Transferring Class A Shares will not have such right if (aa) the Shareholder Transferring Class A Shares is a Telephonic Operator and (bb) as a result of the transfer of Class A Shares, the interest held by the Class A Founding Shareholders falls below 35% of the share capital, it being understood that the loss of such right shall be limited to the portion of shares transferred that determines the decrease in interest of the Class A Founding Shareholders to below 35%. If after the expiration of the Further Term there still remain any Remaining Class A shares, such Remaining Class A shares shall be offered without delay to the shareholders holding Class B shares by means of a communication made in the form specified in the preceding paragraph (i) of this Article 7.2. The Remaining Class A shares which become pre-empted by the shareholders holding Class B shares must be offered to the holders of Class B shares – in proportion to the number of Class B shares held by each of them compared to the aggregate number of Class B shares issued by the Company – subject to the automatic conversion of the aforesaid Class A shares subject to pre-emption at the rate of one newly issued Class B share (having the same characteristics as the Class B shares in circulation) for each Class A share subject to pre-emption. The exercise of the Right of Pre-emption by the shareholders holding Class B shares, potentially exercised in accordance with this article 7.2 (ii), must be carried out within 15 days of the receipt of the notice of offering in pre-emption by means of an appropriate written communication to the Chairman of the Board of Directors and the Shareholder Transferring Class A shares, specifying the number of shares requested in pre-emption. The conversion of Class A shares into Class B shares takes effect upon the recording of the decision of the Board of Directors (which for this purpose must be convened within 5 days of the expiry of the term for the exercise of the Right of Pre-emption specified in the present article 7.2 (ii)) resulting from the minutes drawn up by the notary, who must proceed to carry out all the necessary formalities for the issuance of Class B shares as well all other formalities provided by the current legal standards.

(iii)Should remain any Class A shares subject to the bid not acquired by Class A shareholders or by Qualified Italian Investors or by Class B shareholders in the sense of the foregoing (the “Shares A not Purchased”) and the Person Bidding for Class A shares is accepting to buy the Shares not Purchased, the Shares not Purchased may be transferred from the Shareholder Transferring Class A shares to the Person Bidding for Class A shares, within but not later than 15 days, if the transfer in favour of the Person Bidding for Class A shares has not occurred within the aforesaid term, any later transfer of Class A shares and of the rights related thereto shall be subject again to the procedure specified in the present article 7.2; any act of transfer carried out in violation of the provisions of the present article 7.2 shall be invalid and not opposable to the Company.

(iv) Should remain any Share A not Purchased and the Person Bidding for Class A shares is not accepting to buy only the Shares A not Purchased as set forth in article 7.3(iii), the Shareholder Transferring Class A shares shall be entitled to sell all the Class A shares object of the Class A Transferring Notice to the Person Bidding for Class A shares.

7.3 The shareholder who intends to transfer Class B shares (hereinafter, the “Shareholder Transferring Class B shares”) to a potential third-party acquirer as well as to a shareholder of the Company (“Person Bidding for Class B shares”) must offer these shares in advance to all the other shareholders holding Class A and Class B shares with regard to the following procedure:

(i) the Shareholder Transferring Class B shares must transmit a communication, by registered or certified mail with return receipt requested to the Chairman of the Board of Directors and other shareholders, specifying the number of Class B shares, the price, and the other economic and contractual conditions of the transfer and the personal particulars of the Person Bidding for Class B shares (the “Class B Transferring Notice”). Within 30 days of the date of receipt of the notice, the shareholders who intend to avail themselves of the Right of Pre-emption must give the appropriate written communication to the Chairman of the Board of Directors and the Shareholder Transferring Class B shares, specifying the number of shares requested in pre-emption;

(ii) (a) Should the offer be accepted in its totality by the shareholders, the Class B shares subject to bidding shall be divided among the aforesaid shareholders, in proportion to the number of shares held by each of them compared to the total number of shares (of Class A and Class B) issued by the Company; (b) should the offer be accepted only in part by the shareholders, the Class B shares offered and acquired must be divided among the aforesaid shareholders in proportion to the number of shares held by each of them compared to the total number of shares (of Class A and Class B) issued by the Company. The Class B Shares that are acquired by the holders of Class A Shares in accordance with this Article 7.3, will be transferred to such shareholders in accordance with this Article 7.3 and, in any event, will be subject to automatic conversion to newly issued Class A Shares (having the same characteristics of the then issued Class A Shares). The conversion of Class A Shares to Class B Shares will be in accordance with the provisions of the second and third paragraph of Article 7.2(ii) of the By-laws and

(iii)Should remain any Class B shares subject to the bid not acquired by Class B shareholders or by Class A shareholders (the “Shares B not Purchased”) and the Person Bidding for Class B shares is accepting to buy the Shares not Purchased, the Shares B not Purchased may be transferred from the Shareholder Transferring Class B shares to the Person Bidding for Class B shares, within but not later than 15 days, if the transfer in favour of the Person Bidding for Class B shares has not occurred within the aforesaid term, any later transfer of Class B shares and of the rights related thereto shall be subject again to the procedure specified in the present article 7.3; any act of transfer carried out in violation of the provisions of the present article 7.3 shall be invalid and not opposable to the Company.

(iv) Should remain any Share B not Purchased and the Person Bidding for Class B shares is not accepting to buy only the Share B not Purchased, the Shareholder Transferring Class B shares shall be entitled to sell all the Class B shares object of the Class B Transferring Notice to the Person Bidding for Class B shares.

7.4 In the event that the transfer of shares does not provide a corresponding amount, or rather if it does not provide it entirely in money (for example, in the event of donation, barter, or transfer through amalgamation, splitting) the price at which the shareholders in the Company shall be able to acquire the shares offered to them in pre-emption shall be determined by mutual agreement of the shareholder who intends to transfer and the shareholder or shareholders who have exercised the pre-emption (the “Interested Shareholders”). If the Interested Shareholders have not reached an agreement within 30 workdays, elapsing from the moment when the shareholder who intends to transfer has received the communication of the shareholders who intend to exercise the Right of Pre-emption, the price for each share shall be calculated on the basis of the adjusted net worth of the Company to be determined taking into account the price of the ordinary share or savings share held in Telecom Italia S.p.A. (“TI”) calculating by means of the arithmetic average of the official stock exchange prices within 30 days preceding the date of the offer in pre-emption and, in case of disputes, the calculation, to be carried out on the basis of the criteria indicated above, shall be remitted to an expert appointed by the President of the Court of Milan, upon application by the most diligent shareholder.

7.5 The transfers provided for in this Article 7 are subject to applicable antitrust regulations and must be effectuated with 10 days of obtaining the relevant antitrust authorizations, where necessary, and, in any event within six months of entering into a binding agreement to transfer the shares.

7.6 Transfers made in violation of the provisions of the present article 7 and the following article 8 shall be invalid and unenforceable with regard to the Company.

Article 8

(Right of Co-Sale (Tag-Along))

8.1 Without prejudice to the provisions of the foregoing article 7, in the event that one or more shareholders (hereinafter called jointly the “Considerable Shareholder”) (i) receives an offer relating to transfer, also one or more times, of a number of shares that represent a share equal to at least 30% of the Company (the“Considerable Share”) by a potential third-party acquirer or by one or more potential acquirers belonging to the same group, connected by a relationship of control or linkage among them in the meaning of article 2359 of the civil code, or who in any case act in concert pursuant to article 109, Consolidated Financial Act, for the purchase of the Considerable Share, and (ii) none of the other shareholders exercises the Right of Pre-emption at the end of the respective Term of Exercise, or notwithstanding the exercise of the Right of Pre-emption by one or more of the other shareholders a bid by the third party is still pending for a share equal to at least the Considerable Share, the shareholder (or shareholders) who did not exercise the Right of Pre-emption to which they were entitled (hereinafter the “Non-Opting Shareholder”) shall have the right to transfer to the potential third-party acquirer his own shares (the “Right of Co-Sale” or “Tag-Along Right”) at the same terms and conditions offered to the Considerable Shareholder pursuant to this article 8. If the offer to the Shareholder does not comprise the entire stake held but only a part of such stake, the Tag Along Right shall be allocated to the Non-Opting

Shareholder in the same proportion existing between the number of Shares to be sold and all the shares held by the Considerable Shareholder.

8.2 If the Non-Opting Shareholder intends to exercise its Tag-Along Right, he must, under penalty of forfeiture, give a written communication to the Considerable Shareholder – and a copy to the Company – by the means and under the terms provided for the exercise of the Right of Pre-emption discussed in the foregoing article 7. Once the express request has been made by the Non-Opting Shareholder to avail himself of the Tag-Along Right (hereinafter the “Proposal of Sale”), the aforesaid Non-Opting Shareholder shall be obliged to sell all or the different pro rata quantities established above of his own shares, free from every encumbrance, lien or right in favour of third parties, to the potential third-party acquirer, in accordance with the following procedure:

(i) The Considerable Shareholder must, as a condition for the efficacy of the transfer of his own shares, see to it that the potential third-party acquirer (a) accepts unconditionally the Proposal of Sale mentioned in this article 8.2, having for its purpose the sale of all (or the different pro rata quantities established above) the shares owned by each Non-Opting Shareholder who has made the Proposal of Sale, without the potential third-party acquirer being able to require with regard thereto any declaration and/or guarantee, with the exception of the guarantees pertaining to (ai) the entitlement to the shares owned by the Non-Opting Shareholder, in the absence of commitments regarding these and the capacity to freely dispose of them, and (aii) the fact that the shares are free from every encumbrance, lien or right in favour of third parties; and (b) acquires all (or the different pro rata quantities established above)the shares owned by each Non-Opting Shareholder who made the Proposal of Sale;

(ii) The transfer of the shares by the Considerable Shareholder and the other Non-Opting Shareholders must arrive in one single setting, with contextual payment of the price within and not later than 15 days of the date of receipt of the Proposal of Sale by the Considerable Shareholder;

(iii) If no shareholder has exercised the Right of Pre-emption in the sense of article 7 nor the Tag-Along right in the sense of the present article, the Considerable Shareholder may transfer the shares belonging to him to a potential third-party acquirer on condition that (a) the transfer occurs under the same conditions indicated in his own communication to the other shareholders, here including the same price. and (b) the transfer shall occur within 15 days of the expiry of the different Term of Exercise mentioned in the foregoing article 7, it remaining firm that the aforesaid term shall be reasonably extended, as referred below, if the transfer of the shares is subject to obligations of communication in advance or authorization by an authority; it remains the intention that the aforesaid term of 15 days be considered respected if within the appropriate deadline the Considerable Shareholder has executed with the potential third-party acquirer a purchase and sale contract with deferred efficacy (but not more than 6 months) or conditional solely upon the obtaining of the authorizations required by law or regulation (provided that such agreement shall terminate if such authorizations have not been obtained within six months following execution of such purchase and sale contract), at a price per share and, in general, on the terms and conditions indicated by the potential third party acquirer in his own bid. If the transfer to the potential third party acquirer has not taken place in conformity with what is indicated in this paragraph and in the terms provided here, the Considerable Shareholder shall not be able to transfer his own shares unless subject to the experiencing of the procedures discussed in articles 7 and 8 and the transfer shall not be valid and enforceable against the Company.

Article 9

(Bonds and Financing)

9.1 The Company may issue convertible and non-convertible bonds, take loans from shareholders, with interest or interest-free, with or without reimbursement obligation, in compliance with the applicable laws and regulations and its by-laws.

SECTION III

SHAREHOLDERS’ MEETING

Article 10

(Ordinary Shareholders’ Meeting)

10.1 The Ordinary Shareholders’ Meeting shall decide upon matters reserved to it by law. Furthermore, the Ordinary Shareholders’ Meeting authorises, within the meaning of Article 2364 (1)(5) of the Civil Code, subject to the responsibilities of the Board of Directors, (i) with the majority provided in the following Article 12, paragraph 3, the carrying out by the Company of the activities discussed in Article 3.1, letter (c) and (ii) the Company’s subscription to any tender offers having as their subject the shares of TI held by the Company, provided that in such a case the efficacy of the authorization resolved by the meeting is subject to the condition precedent of the failed exercise of the Redemption discussed in the following Article 28.2 potentially carried out – with respect to the prerequisites and procedure discussed in the following Article 28.2 – by the shareholders authorised to do so, provided that if the said Redemption is exercised, the aforesaid resolution of the Meeting is intended to be definitively revoked at the moment of the transfer of the shares subject to Redemption and the TI shares directly or indirectly held by the Company shall be rendered unavailable within the meaning of the following Article 28.2 (iii).

Article 11

Call

11.1 The Shareholders’ Meeting may also be convened in a place other the registered office, provided that it is held in Milan.

11.2 The Meeting may be convened, subject to resolution of the Board of Directors, by the Chairman of the Board of Directors at least eight days prior to the date of the meeting by means of:

(i) A letter or telegram sent to all the shareholders entered in the shareholders’ register, to the directors and statutory auditors by postal service or an equivalent; with notice of receipt;

(ii) a fax or e-mail message sent and received by all the persons indicated above, who must, within the date established for the meeting, confirm in writing, also using the same means, receipt of the notice, specifying the date of receipt whenever the delivery means used do not provide for notification – even electronic – of receipt by the addressee.

11.3 In the notice of call a second meeting may be set for another day, if the preceding Meeting was not legally constituted.

11.4 In the absence of formal call, the Meeting is regularly constituted when the entire share capital of the Company is represented and the majority of the members of the Board of Directors and of the members of the managerial body take part; in that case, each of the participants may object to the discussion of issues for which he is not sufficiently informed.

11.5 Except as provided by the last paragraph of Article 2367 of the Civil Code, the Board of Directors must convene the Meeting without delay when a request is made by as many shareholders representing at least one tenth of the share capital of the Company and the issues to be discussed are set out in the request.

11.6 The Ordinary Shareholders’ Meeting must be convened by the Board of Directors at least once a year, within one hundred and twenty days of the close of the Company’s fiscal year; the Meeting may be convened within one hundred and eighty days of the close of the Company’s fiscal year should the Company be required to prepare consolidated financial statements or when this is required by particular reasons connected to the structure and the purpose of the Company.

Article 12

(Resolutions)

12.1 Without prejudice to the provisions of paragraph 12.3 below, the Ordinary Shareholders’ Meeting – in first call – is regularly convened with the participation of such shareholders as represent at least half of the share capital and - in second call - is regularly convened with the participation of such shareholders as represent at least one fifth of the share capital, except for the approval of the financial statements and the appointment and removal of corporate officers, for which it is regularly convened whatever the proportion of the share capital represented by the shareholders taking part.

12.2 Without prejudice to the provisions of paragraph 12.3 below, the Ordinary Shareholders’ Meeting – in first and second call – resolves with the favourable vote of the absolute majority of the capital present.

12.3 The Meeting convened to resolve on the authorization of activities or operations in pursuit of the corporate purposes indicated in Article 3, paragraph 3.1, letter (c) of the By-laws is validly constituted and decides by a favourable vote of such shareholders as represent at least 95% of the share capital.

The Meeting convened to resolve on the distribution of dividends is validly constituted and decides by a favourable vote of such shareholders as constitute at least 65% of the capital stock, it remaining firm that if one or more shareholders who, even altogether, represent a share of the Company greater than 30% of the capital stock, should abstain or be absent from the decision of the Meeting, it may be adopted by a favourable vote of a majority of holders of the capital stock of the Company.

12.4 The Extraordinary Shareholders’ Meeting – in first and second call – is regularly constituted and resolves with the favourable vote of such shareholders as represent at least (i) 75% of the share capital with regard to the resolutions (x) approving share capital increase with the exclusion of the option right pursuant to article 2441, par. 4 and 5, of the Italian civil code, (y) approving mergers or de-mergers causing a dilution of the stakeholding held by the shareholders in the Company, except as provided in Article 18.2(i) and (z) approving amendments to articles 12, 15, 18 and 22 of the present by-laws, and (ii) with regard to the remaining other resolutions, 65% of the share capital (with the exception of resolutions under Articles 2446 and 2447 of the Civil Code, which are decided by the applicable majorities), provided that if one or more shareholders who, even together, hold an interest in the company that exceeds 30% of the share capital should abstain from such a Shareholders’ Meeting resolution or be absent, it may be adopted by a favourable vote of a majority of holders of the capital stock of the Company.

In the event the quorums to convene the Extraordinary Shareholders’ Meeting and resolve upon the issues set out in the first paragraph of this paragraph 12.4 are not met, the Extraordinary Shareholders’ Meeting may be convened anew to resolve on the same issues, provided at least 30 days have elapsed from the preceding call. In such a case the meeting – in first call and in second call – is regularly convened and resolves by the favourable vote of such shareholders as represent the absolute majority of the share capital.

Article 13

(Right of participation and vote)

13.1 Participation in the shareholders’ meeting is allowed to those shareholders having the right to vote or the financial instruments giving the right to vote on at least one of the topics listed on the agenda as well as to those individuals who have been granted the right of participation either by law or by virtue of these By-laws. Each share has attached the right to issue one vote. The Company guarantees the provision of translation services in favour of shareholders who do not speak Italian.

13.2 For participation in the shareholders’ meeting, it is not necessary to have previously lodged (i) shares or the relative certificates thereof, and (ii) financial instruments incorporated in securities or documented by certificates.

13.3 The shareholders’ meeting can also be held in a number of places, either contiguous or distance from each other, connected by audio and/or video, as long as the collective assembly method is used, principles of good faith are upheld, and all shareholders are treated equally. In particular, it is necessary that:

(i) the president of the shareholders’ meeting and the person taking record of the shareholders’ meeting be in the same place; they will write up and sign the minutes and for the purposes of record the meeting will be considered as having taken place at that location;

(ii) the president of the shareholders’ meeting be allowed, including through the office of the president, to verify the identity and legitimacy of the participants, control the meeting process, verify and announce the results of voting;

(iii) the person taking down the minutes be allowed to properly observe the shareholders’ meeting events he or she is required to record;

(iv) the participants be allowed to take part in the discussion and simultaneously vote on the items of the agenda, as well as view, receive and transmit documents;

(v) the audio and/or video locations to which the Society is responsible for allowing the participants to connect to be indicated in the notice to call the shareholders’ meeting.

Article 14

(President and secretary)

14.1 The shareholders’ meeting shall be chaired by the Chairman of the Board of Directors or by a person elected with the majority vote of those present.

14.2 The shareholders’ meeting shall appoint a secretary, not necessarily having to be a shareholder, and if need be also one or more observers, not necessarily having to be shareholders. The attendance of the secretary is not necessary when the minutes are recorded by a notary.

SECTION IV

ADMINISTRATION

Article 15

(Appointment of the Board of Directors)

15.1 The Company is administered by a board of directors comprising 10 directors, in accordance with the decisions made by the shareholders’ meeting called for the purposes of such appointments.

15.2 The appointment of the board of directors shall take place on the basis of on the lists submitted by shareholders holding Class A shares and Class B shares in accordance with the paragraphs describing this process whereby the candidates shall be listed using a sequential numbering scheme.

Class A Shareholders who, either individually or collectively with other Class A Shareholders represent a participation equal to at least 20% of the Company’s share capital may submit or concur in the presentation of a list. Class B shareholders who, individually or collectively with other Class B Shareholder hold a participation equal to at least 20% of the Company share capital may submit or concur in the presentation of a list.

The lists submitted by the shareholder must be submitted to the Company’s registered office at least five days before the date set for the shareholders’ meeting and each of them must contain the number of candidates equal to the maximum number of board members to be elected.

Included with each list, and within the deadlines indicated above, there must be narrations with which the individual candidates irrevocably accept their candidature and attest, under their own responsibility, that there are no pre-existing conditions of ineligibility or incompatibility, and that they do in fact possess the requirements set out for the respective positions.

Shareholders can submit or concur with a submission, and vote on a single list.

The Class A shareholders may vote only for one list presented by one or more Class A shareholders. The Class B shareholders may vote exclusively for one list presented by one or more Class B shareholders.

15.3 In the event that, on the date of the shareholders’ meeting, the Class A Shares constitute an absolute overall majority of the share capital of the Company, the following procedure is to be followed in the appointment of the members of the Board:

(a) four board members shall be chosen from the first of the lists that may have been submitted by Class B shareholders; the first of the directors to be elected shall be appointed vice-chairman;

(b) the remaining board members to be elected will be taken from list submitted by Class A shareholders; the first of the directors to be elected shall be appointed chairman.

Alternatively, in the event that, on the date of the shareholders’ meeting, the Class B Shares constitute an absolute overall majority of the share capital of the Company, the following procedure is to be followed in the appointment of the members of the Board:

(a) four board members shall be chosen from the first of the lists that may have been submitted by Class A shareholders; the first of the directors to be elected shall be appointed vice-chairman;

(b) the remaining board members to be elected will be taken from list submitted by Class B shareholders; the first of the directors to be elected shall be appointed chairman.

15.4 In the event that, on the date of the shareholders’ meeting, the Class B Shares constitute less than 30% but more than 20% of the share capital of the Company, two board members shall be chosen from the list submitted by Class B shareholders and the remainder shall be chosen from the list submitted by Class A shareholders. In the event that, on the date of the shareholders’ meeting, the Class A Shares constitute less than 30% but more than 20% of the share capital of the Company, two board members shall be chosen from the list submitted by Class A shareholders and the remainder shall be chosen from the list submitted by Class B shareholders.

15.5 When a single list has been submitted, the board members who appear on that list will be elected.

In the event that no list is submitted, the appointment of the board members will not be carried out with the list vote system indicated above but rather by a resolution of the Shareholders’ meeting taken with the legal majorities present.

15.6 If in the course of this exercise a director has ceased to add his or her position, he or she shall be replaced by the first non-elected candidate on the same list to which the missing director belongs, or if there is an obstacle to the first non-elected candidate stepping up in this manner, then the non-elected person immediately below him or her on that same list will serve as the replacement. If it is not possible for any reason to replace the missing board member with any of the non-elected candidates from that same list, then the provisions of law shall be followed.

If in the course of the exercise there fails to be a majority with regard to the members who make up the board of directors, then the remaining board members shall resign, with such resignation taking official effect from the moment the Board is reconstituted by nomination of the shareholder’s meeting

A shareholders’ meeting shall be called immediately by remaining board member, for the purposes of appointing the new board of directors.

Should all board members resign or cease to hold their position for any reason, the shareholders’ meeting for the purposes to appoint the new board of directors, shall be called immediately by the board of statutory auditors, which shall perform the ordinary administrative activity in the meantime.

Article 16

(General provisions)

16.1 The administration of the Company may also be entrusted to non-members.

16.2 The directors shall hold their positions for a term established by their deed of appointment and therefore for a period not to exceed three financial years. This term shall expire on the date of the shareholder meetings’ called to approve the balance sheet for the last financial period of their term.

16.3 As long as applicable regulatory limitations and restrictions exist in Brazil, in accordance with the principles underlying article 2391 of the Civil Code, no director chosen from the list submitted by the Class B shareholders shall be entitled to participate to the discussion and consequently to the vote on any item of the agenda of the meetings of the board of directors – or of any internal committee – regarding activities carried out or to be carried out in the Brazilian telecommunications market by companies directly or indirectly controlled by Telecom Italia S.p.A.

Article 17

(Chairman of the board of directors)

17.1 The board of directors elects from among its members – where a shareholders’ meeting has not already been held – a chairman and the possible one or more vice-chairman presidents, establishing therein their powers save for the power provided by law.

17.2 The board of directors can further appoint a secretary, also in a permanent manner, and who does not necessarily have to be a member of such board of directors.

Article 18

(Powers of the board of directors and representation)

18.1 The board of directors is vested with the broadest powers for ordinary and extraordinary management of the Company, without exception of any sort, and shall carry out all functions not reserved - by law or these By-laws- to the competence, including of an authoritative nature, of the shareholders’ meeting.

18.2 The board of directors shall be exclusively responsible for making decisions on the following:

(i) mergers by incorporation of companies in which the Company holds at least ninety percent of the shares or stakes, merger by incorporation of the Company into another company which already holds at least ninety percent of the Company’s shares, as well as a de-merger of the Company in accordance with Article 2506 of the Civil Code;

(ii) transactions for the of acquisition or transfer of – or encumbrance of – the Company’s direct or indirect shareholdings in Olimpia S.p.A. (“O”) and O’s direct or indirect shareholdings in TI, with the exception of shareholdings transferred to meet public acquisition offers provided by law or regulation which shall occur once the authorization of ordinary shareholders’ meeting has been given;

(iii) investments in companies other than investments in O and in TI;

(iv) fixed capital investment and financial structure decisions for amounts in excess or Euro 75 million;

(v) decisions on the vote to be exercised in the shareholders’ meetings of O and TI;

(vi) approval and amendments of the Company’s budget;

(vii) reduction of share capital in the event of a shareholder’s withdrawal;

(viii) the By-laws’ compliance with legislative provisions;

(ix) the setup, transfer or dissolution of branch offices;

(x) all other decisions reserved exclusively to the authority of the board of directors.

The resolutions regarding the matters mentioned above in (ii) to (vi) are approved by way of the favourable vote of at least 7 sitting members of the board (the “Consolidated Quorum”). As a partial exception to the above, should there be resolutions of board members that require Consolidated Quorums in which three or more directors have abstained or are absent, such resolutions shall be taken with the favourable vote of the majority of only those board members sitting.

18.3 The representation, including in legal proceedings (including therein the ability to file lawsuits and initiate legal actions, including in Supreme Courts and to appoint to that end attorneys and proxy attorney), is the responsibility of:

(i) the chairman of the board of directors;

(ii) the vice-chairman;

(iii) anyone not a member of the board of directors, designated thereby, within the scope of and in the exercise of the powers granted to them.

Article 19

(Meetings of the board of directors)

19.1 The board of directors can also meet in a place other than the registered office of the Company, provided that it occurs in Milan, any time that the chairman of the board of directors, or whoever is standing in for him, deems it suitable and/or necessary or when he is asked to do so by at least one of his directors or by the board of statutory auditors and at least once every quarter.

19.2 The board of directors is called to assembly by the chairman of the board of directors or by whomsoever is standing for him, at least five business days - or in case of urgency, two business days – before the date set for the meeting, via registered letter, hand-delivered letter, telegram or fax, sent to all directors and statutory auditors at the addresses indicated in the company books; the date, place and time of the meeting, list of items on the agenda and possible details relating to the audio and/or videoconferencing connections should be included in the call to assembly.

19.3 In the absence of a formal call to assembly, the board of directors shall be considered as having been validly constituted if all sitting board members and statutory auditors are participating therein.

19.4 At the request of any Director, meetings of the board of directors can also take place in a number of places, either together or distant from each other, connected by audio and/or video, as long as :

(i) the president of the assembly and the person taking record of the assembly are in the same place; they will write up and sign the minutes and for the purposes of record, the meeting will be considered as having taken place at that location;

(ii) the president of the assembly is allowed to verify the identity of the participants, control the meeting process, oversee and announce the results of voting;

(iii) the person taking down the minutes is allowed to properly observe the events of the meeting he or she is tasked with recording;

(iv) the participants are allowed to take part in the discussion and simultaneously vote on the items of the agenda, as well as look at, receive and transmit documents;

The Company guarantees the provision of translation services for directors’ interventions and the translation of the relevant documents to be review by the Board, which shall be provided with together with the corresponding call of the meeting.

19.5 Without prejudice to the provisions of article 18.2 above, the resolutions of the board of directors shall be considered as having been validly made with the majorities provided by law.

19.6 Meetings of the board of directors are presided over by the president of the board of directors or by the board member appointed by the participants.

19.7 Resolutions of the board of directors must be recorded in the minutes signed by the president of the meeting and by the individual who recorded them and must be transcribed into the book of assemblies and deliberations of the board of directors.

Article 20

(CEO and attorneys)

20.1. The board of directors may appoint, replace and remove one or more chief executive officers, deciding on their functions, assignments and faculties.

20.2 The board of directors may also appoint, replace and remove agents, attorneys and representatives – in general – for particular acts or categories of acts; the same can be done by any director vested with the power of representation, within the limits of the relative assignments.

Article 21

(Compensation of directors)

21.1 Compensation for directors shall be determined in accordance with article 2389 of the civil code.

21.2 The shareholders’ meeting may determine a total amount for compensation of all the directors, including those invested with particular offices.

21.3 In any case, the directors must be reimbursed for expenses incurred in the performance of their duties.

SECTION V

BOARD OF STATUTORY AUDITORS AND ACCOUNTING CONTROL

Article 22

(Board of Statutory Auditors)

22.1 The Board of Statutory Auditors is composed of three effective auditors and two alternate auditors.

Appointment of the Board of Statutory Auditors shall be done on the basis of lists submitted by shareholders. Class A shareholders can submit or concur to submit a single list. Class B shareholders can submit or concur to submit a single list.

The lists submitted by the shareholders must be submitted to the Company’s registered office at least five days before the date set for the first-call of the shareholders’ meeting.

Included with each list there must be declarations with which the individual candidates accept their candidature and attest under their own responsibility that there are no pre-existing conditions of ineligibility or incompatibility, and that they do in fact possess the requirements set out for the respective positions by law and by the By-laws.

The lists shall be divided into two sections: one for candidates for the position of effective statutory auditor and the other for candidates for the position of alternate auditor.

Anyone with the right to vote can vote on a single list.

The following procedure is to be followed in the election of the members of the Board:

(a) from the list that may have been submitted by Class B shareholders shall be chosen, per the sequential order in which they appear on this list, one alternate and one effective statutory auditor, who will act as Chairman.

(b) the remaining board members to be elected will be taken from the list submitted by Class A shareholders.

22.2 Where no lists are presented, the appointment of the Board of Statutory Auditors shall take place according to the provisions provided by law.

22.3 The effective statutory auditors will be compensated on the basis of professional tariffs, where such compensation has not been determined by the shareholders’ meeting.

22.4 Meetings of the board of statutory auditors may also be held using telematic methods in compliance with the rules set forth under Article 19.4 above.

Article 23

(Accounting control)

23.1 Until the Company is not obliged to consolidated its financial statement, the accounting control is exercised by the Board of Statutory Auditors, entirely formed by accounting auditors registered under the national register kept by the Ministry of Justice; with resolution of the ordinary shareholders’ meeting, accounting control may, however, be conferred on an accounting auditor or an auditing company registered under the national register kept by the Ministry of Justice.

SECTION VI

FINANCIAL STATEMENTS AND PROFITS

Article 24

(Company fiscal year)

24.1 The Company’s fiscal years end on 31 December of every year.

Article 25

(Balance sheet)

25.1 At the end of each of the Company’s fiscal year, the board of directors shall draw up the financial statement pursuant to law.

Article 26

(Profits)

26.1 The profits resulting form the financial statement, minus an amount not less than 5% (five percent) intended for the legal reserve, up to the limit allowed by law, shall be distributed among the shareholders in a proportion corresponding to the number of shares held by each shareholders, unless the shareholders’ meeting decides on special allocations to extraordinary reserves or some other purpose or decides to carry it over - in whole or in part - to the next fiscal year.

26.2 If the Company’s financial statement has been subjected by law to auditing by an auditing company registered under the related professional register, the distribution of accounts of dividends pursuant to article 2433-bis of the civil code is allowed.

SECTION VII

DISSOLUTION

Article 27

(Dissolution)

27.1 The Company shall be dissolved for the reasons established by law.

27.2 In the event the Company is dissolved, the procedure to be followed shall be that set out in articles 2484 and subsequent of the civil code.

SECTION VIII

RULES FOR REDEMPTION

Article 28

(Methods for exercising the right of redemption)

28.1 Any Company Share (either Class A or Class B) can be redeemed pursuant to and for the effects of article 2437-sexies of the civil code, if the prerequisites set out in this article have been satisfied.

28.2 If the ordinary shareholders’ meeting has authorized the Company, pursuant to article 10.1(ii), to adhere to public tender offers to acquire the shareholdings directly or indirectly held by the Company in TI, any shareholder (or shareholders) who have caused to set down in writing their dissent thereto at this shareholders’ meeting (hereafter, the “Dissenting Shareholder”) shall have the option of redeeming all – and not just part – of the Company Shares (hereafter, the “Redemption”) held by the other shareholders, in accordance with the following procedure:

(i) The Dissenting Shareholder who wishes to exercise the Redemption must give written notification (the “Notice”) thereof via registered letter with return receipt to all the other shareholders and to the Chairman of the board of directors within five working days after the date of the shareholders’ meeting which decided to authorize the operation cited above, indicating, in this notification, the Redemption price, such Redemption price to be determined in accordance with section (iv) below;

(ii) in the event that there are more Dissenting Shareholders, they shall have the right to buy the Shares which are the object of the Redemption in proportion to their stake in the Company’s share capital;

(iii) as of the date of the Ordinary Shareholders Meeting which decided to authorize the operation cited above, the TI shares directly or indirectly held by the Company will be made unavailable by depositing them in an account held by the Company or by a company controlled by it which owns a direct stake in TI, with a fiduciary company that has received binding and irrevocable instructions, in accordance with the provisions of this clause, and with the necessary powers to proceed to execute the transfer and endorsement of the shares to the Dissenting Shareholder;

(iv) the Redemption price per each Company share shall be the Company’s adjusted net worth divided by the total number of issued Company Shares. The Company’s adjusted net worth is determined by taking into account the greater of (i) the consideration offered for the TI shares subject to public offering and (ii) the price of the shares held by TI calculated by means of the respective arithmetic average of the official stock exchange prices within 30 days preceding the date of the Notice provided for in Article 28.2(i);

(v) in case of dispute, on the part of one or more shareholders, as to the price of Redemption within 10 days after receipt of the notification mentioned in number (i) above, the determination thereof shall be handed over to an expert appointed, upon request of the most diligent shareholder, by the President of the Court of Milan. The expert must adhere to the criteria stated in the preceding number (iv) above and must determine the Redemption price within 20 working days after the appointment;

(vi) the transfer of the shares and the payment of the Redemption Price shall occur: (x) within 15 business days following the Notice, or (y) if the transaction is subject to any authorization by law or contract, within 15 business days following obtaining such authorization or (z) in case of dispute, within 15 business days following the final determination of the Redemption price, provided that transfer of the Shares which are the object of the Redemption shall only take effect from the time of the notification that the Redemption price has been deposited – as indicated in the Notice if there are no disputes, or as determined by the expert appointed pursuant to number (v) above – with Banks appointed by the shareholders transferring the shares. The Company will proceed to make the consequent annotations in the shareholders’ register.

SECTION IX

TRANSITORY RULES

Upon the Founding Class A shareholders (as defined below) ceasing to hold at least 35% of the share capital, article 7.2(ii) above shall be replaced as follows :

“(ii) if after the carrying out of the procedure in the preceding point (i) there remain any Class A shares offered but not acquired (the “Remaining Class A Shares”), such Remaining Class A shares must be offered without delay to the shareholders holding B shares by means of a communication made in the form specified in the preceding paragraph (i) of this Article 7.2; the Remaining Class A shares which become pre-empted by the shareholders holding Class B shares must be divided among the titular acquirers of Class B shares – in proportion to the number of Class B shares held by each of them – subject to the automatic conversion of the aforesaid Class A shares subject to pre-emption at the rate of one newly issued Class B share (having the same characteristics as the Class B shares in circulation) for each Class A share subject to pre-emption. The exercise of the Right of Pre-emption by the shareholders holding Class B shares , potentially exercise in the sense of what is provided in the present article 7.2 (ii), must be carried out within 30 days of the receipt of the notice of offering in pre-emption by means of an appropriate written communication to the Chairman of the Board of Directors and the Shareholder Transferring Class A shares, specifying the number of shares requested in pre-emption. The conversion of Class A shares to Class B shares takes effect upon the recording of the decision of the Board of Directors

(which for this purpose must be convened within 5 days of the expiry of the term for the exercise of the Right of Pre-emption specified in the present article 7.2 (ii)) resulting from the minutes drawn up by the notary, who must proceed to carry out all the necessary formalities for the issuance of Class B shares as well as the necessary registrations in the Register of Companies, also bringing about the necessary and consequent modifications to article 5 of the Company’s By-laws, making the numerical expressions and the text in the necessary parts adequate for all legal purposes, providing, moreover, for deposit, according to article 2346 of the civil code, the text of the By-laws updated in that sense, as well as carrying out all other formalities provided by the current legal standards.”

EXHIBIT 16

CALL OPTION AGREEMENT

This Call Option Agreement is made and entered into as of 6 November, 2007, between:

(1)	Telefonica S.A. a company organized and existing under the laws of Spain, with registered office at 28013, Madrid, Gran Via no. 28, Spain (hereinafter, “TE”);

and

(2)	Telco S.p.A., a company organized and existing under the laws of Italy, with registered office at Galleria del Corso n. 2 Milan, (hereinafter, “Telco” and jointly with TE the “Parties”).

WHEREAS

(a)        On April 28, 2007, TE, Assicurazioni Generali S.p.A. (hereinafter, “AG”), Sintonia, S.A. (hereinafter, “SI”), Intesa SanPaolo S.p.A. (hereinafter, “IS”) and Mediobanca S.p.A. (hereinafter, “MB”) entered into a co-investment agreement (hereinafter, the “Co-investment Agreement”) to establish inter alia the terms and conditions for (i) their participation into Centotrenta 4/6 S.r.l., an Italian company with registered office at Galleria del Corso 2, Milan, Italy, fiscal code n. 05277610969, subsequently transformed (and renamed) into Telco, (ii) the presentation by the parties to the Co-investment Agreement, also on behalf of Telco, of an offer (hereinafter, the “Offer”) for the acquisition by Telco from Pirelli&Co. S.p.A. (“PC”), Sintonia S.p.A. and SI (together, “Sintonia”) of 100% of the share capital of Olimpia S.p.A. (hereinafter “O”), which in turn holds 17.99% of the ordinary share capital of Telecom Italia S.p.A. (hereinafter “TI”), and (iii) the contribution in kind by MB and AG of their respective holdings in TI comprising a total of 5.6% of the ordinary share capital of TI;

(b)       On April 28, 2007, TE, AG, SI, IS and MB, entered into a shareholders’ agreement to establish (i) the corporate governance of Telco, (ii) the corporate governance of O, (iii) the appointment of directors in TI and (iv) the transfer of the Telco’s shares and the transfer of the O and TI shares directly or indirectly owned by Telco (the “Shareholders’ Agreement”);

(c)        On May 4, 2007, TE, AG, SI, IS and MB, on one side, PC and Sintonia on the other side, entered into a stock purchase agreement (hereinafter, the “SPA”) for the acquisition through Telco of 100% of the share capital of O, which in turn holds a stake of 17.99% of the ordinary share capital of TI (hereinafter, the “Acquisition”);

(d)       Pursuant to Clause 8.5(a) of the Shareholders’ Agreement, in the event that a decision to dispose, directly or indirectly in any form or manner - including through measures with equivalent effect, such as mergers or de-mergers of Telco or O - or encumber TI shares or O shares or any rights attached thereto

(including but not limited to voting rights) is taken by the Board of Directors of Telco with a simple majority resolution as provided for by Clause 1.2(bb) of the Shareholders’ Agreement and TE is a Dissenting Shareholder, then TE shall have the option, at its exclusive discretion, to buy from Telco or O (as the case may be) the O or TI shares at the same price and conditions offered by the third party offering to acquire such TI or O shares (the “Call Option”), in which case the parties to the Shareholders Agreement shall be bound to cause Telco or O (as the case may be) to sell the relevant O or TI shares to TE pursuant to the Call Option;

(e)        Clause 8.5(a) of the Shareholders’ Agreement also provides that, as soon as possible following closing of the Acquisition, the parties to the Shareholders’ Agreement shall cause Telco and O to enter into a call option agreement with TE under terms and conditions referred to in Clause 8.5(a) of the Shareholders Agreement;

(f)        On 25 October, 2007 closing of the Acquisition has taken place and, therefore, the Parties now intend to implement the execution of this call option agreement (the “Call Option Agreement”) in compliance with the relevant provisions of the Shareholders Agreement.

NOW, THEREFORE the Parties hereto agree as follows:

ARTICLE I

1.	DEFINITIONS

1.1       Unless differently stated herein, terms in capital letters used in this Call Option Agreement shall have the same meaning as defined in the Co-Investment Agreement, the Shareholders’ Agreement and the SPA, as the case may be.

1.2       For the purposes of this Call Option Agreement, the term “Business Day” means any day other than Saturdays or Sundays or any other day which is a legal holiday in Italy or in Spain or a day in which banking institutions in Milan or in Madrid are authorized to be closed.

ARTICLE II

2.	CALL OPTION ON OLIMPIA SHARES

2.1        Grant of Call Option. Subject to the terms and conditions of this Call Option Agreement, Telco hereby irrevocably and unconditionally grants to TE the right to purchase from Telco the Olimpia Shares (as defined below) and, provided that the Call Option is exercised in accordance with the terms and conditions of this Call Option Agreement, Telco irrevocably and unconditionally agrees to transfer the Olimpia Shares for the Olimpia Purchase Price (as defined below) pursuant to the terms set forth in this Article II.

2.2        Consideration. The Call Option is hereby granted to TE by Telco in consideration of the investment commitment in Telco undertaken by TE pursuant to the Co-Investment Agreement and taking into account the overall balance of the economic interests existing between all parties to the Co-Investment Agreement and the Shareholders Agreement. Accordingly, TE and Telco hereby acknowledge and agree that the Call Option on Olimpia Shares shall be deemed to be onerous and not gratuitous.

2.3        Object of the Call Option. Object of the Call Option shall be the number of O shares (or the relevant rights attaching thereto) which the Board of Directors of Telco will have resolved to dispose or encumber, as specified in the relevant Telco’s Board of Directors resolution adopted pursuant to paragraph 1.2 (bb) of the Shareholders’ Agreement, (the “Olimpia Shares” and such relevant Telco’s Board of Directors resolution, the “Relevant Telco’s Board of Directors Resolution”).

2.4        Purchase Price. Subject to the exercise of the Call Option, the purchase price to be paid upon Olimpia Closing (as defined below) by TE to Telco as consideration for the Olimpia Shares in the event of any transaction which involves a cash purchase price shall be equal to the price indicated in the Relevant Telco’s Board of Directors Resolution (the “Olimpia Purchase Price”).

In the event of any transaction which involves a non-cash consideration, Telco Directors, on or before the Telco’s Board of Directors called pursuant to paragraph 1.1(c) of the Shareholder’s Agreement, shall determine and unanimously agree in writing on the Olimpia Purchase Price (to be determined as equivalent cash value of such transaction). In the event Telco Directors do not reach an agreement on the Olimpia Purchase Price on or before the Telco’s Board of Directors called to resolve upon the transaction pursuant to paragraph 1.1 (c) of the Shareholders’ Agreement (the “First Telco’s Board of Directors”), the Olimpia Purchase Price shall be determined - based on valuation principles generally accepted for transactions similar for size and nature - pursuant to Article 1349, first paragraph, of the Italian Civil Code, by a first tier International Investment Bank (the “Arbitrator”) to be appointed jointly by TE and Telco’ shareholders or, lacking an agreement within 3 days from the First Telco’s Board of Directors, by the Chairman of the Tribunal of Milan (in which case, following the referred term of 3 days, any of the parties, any of the Telco’ shareholders or TE, will be entitled to request such appointment from the Chairman of the Tribunal of Milan). The Parties agree that the Arbitrator shall determine the Olimpia Purchase Price within 5 Business Days from its appointment, based on the criteria indicated above.

The Parties agree that the appointment of the Arbitrator for the determination of the Olimpia Purchase Price shall not prejudice the possibility and efforts of the Telco Directors to reach an agreement also after the First Telco’s Board of Directors up until the date of the Telco’s Board of Directors pursuant to paragraph 1.2 (bb) of the Shareholders’ Agreement which, in any case, shall not be called to resolve on the acceptance of the non-cash offer without a prior determination of the equivalent cash value, which will be the Olimpia Purchase Price.

In the event of any transaction which involves the formation of an encumbrance, except as provided for in section 2.5 below, Telco Directors, prior to the Telco’s Board of Directors called pursuant to paragraph 1.1(c) of the Shareholder’s Agreement, shall determine and unanimously agree in writing on the Olimpia Purchase Price. In the event Telco Directors do not reach an agreement on the Olimpia Purchase Price on or before the First Telco’s Board of Directors, the Olimpia Purchase Price shall be determined - based on valuation principles generally accepted for transactions similar for size and nature - pursuant to Article 1349, first paragraph, of the Italian Civil Code, by the Arbitrator to be appointed jointly by TE and Telco’ shareholders or, lacking an agreement within 3 days from the First Telco’s Board of Directors, by the Chairman of the Tribunal of Milan (in which case, following the referred term of 3 days, any of the parties, any of the Telco’ shareholders or TE, will be entitled to request such appointment from the Chairman of the Tribunal of Milan). The Parties agree that the Arbitrator shall determine the Olimpia Purchase Price within 5 Business Days from its appointment, based on the criteria indicated above.

The Parties agree that the appointment of the Arbitrator for the determination of the Olimpia Purchase Price shall not prejudice the possibility and efforts of the Telco Directors to reach an agreement also after the First Telco’s Board of Directors up until the date of the Telco’s Board of Directors pursuant to paragraph 1.2 (bb) of the Shareholders’ Agreement which, in any case, shall not be called to resolve upon any encumbrance without a prior determination of the Olimpia Purchase Price.

2.5	Exercise of the Call Option

2.5.1    The Call Option on the Olimpia Shares shall become exercisable by TE upon verification of the following conditions:

(i)        the Board of Directors of Telco having resolved in the Relevant Telco’s Board of Directors Resolution to dispose, directly or indirectly in any form of manner (including through measures with equivalent effect, such as mergers or demergers of Telco), or encumber, O shares or any rights attached thereto (including, but not limited to, voting rights), pursuant to Clause 1.2(bb) of the Shareholders Agreement; and

(ii)       TE being a Dissenting Shareholder pursuant to Clause 1.2(cc) of the Shareholders Agreement.

2.5.2    It is hereby understood and agreed that the Call Option shall not be exercisable in the following events:

(i)        the merger between Telco and O which may take place pursuant to Clause 1.1(d)(A) of the Shareholders’ Agreement; and

(ii)       any encumbrance or pledge without voting rights which may be required by the lenders in connection with the refinancing of Telco or O, to the extent that the refinancing documents contains provisions, to be agreed and resolved beforehand by Telco’s Board of Directors with the majority provided for by Clause 1.1(c) of the Shareholders Agreement, which reasonably protects the rights of TE to acquire the O shares in the event that the enforcement of the encumbrance or the pledge is triggered.

Without prejudice to Article 2.10 below, following the exercise of the Call Option and upon payment of the Olimpia Purchase Price, TE will become the owner of the Olimpia Shares. Any further actions or steps to be taken following the exercise of the Call Option and the granting of any applicable regulatory and/or antitrust authorisation will be deemed to be merely performance of the obligations to deliver to TE the Olimpia Shares, it being understood that the performance of the aforementioned actions and steps and the fulfilment of the aforementioned obligation will not affect the effectiveness of the transfer which will be deemed to have occurred following the exercise of the Call Option and upon granting of any applicable regulatory and/or antitrust authorisation.

2.6       Time of Exercise TE shall have the right to exercise the Call Option within thirty days following the date of the conditions under Article 2.5.1 above have occurred.

2.7        Notice of Exercise. The Call Option shall be exercised in writing by means of a notice to be sent to the Chairman of the Board of Directors of Telco, including written confirmation that TE has no actual knowledge of any fact or condition such to determine the prohibition of the Olimpia Closing pursuant to Article 2.10 below which cannot be remedied within the 180 days term provided under the same Article 2.10 below.

2.8        Escrow deposit. Immediately upon receipt of the Call Option notice (i) the Olimpia Shares shall be deposited in escrow with a fiduciary company or otherwise, in any case to secure the delivery of the Olimpia Shares, and (ii) subject to deposit in escrow of the full Olimpia Purchase Price, the voting rights thereon shall be exercised in accordance with TE instructions, to the extent permitted by law.

2.9	Closing.

2.9.1    Subject to the exercise of the Call Option, the completion of the acquisition of the Olimpia Shares by TE (“Olimpia Closing”) shall take place within 15 Business Days following:

(a)        the relevant written request sent by TE to the Chairman of the Telco Board of Directors, or

(b)       if the transaction is subject to any antitrust and/or regulatory authorisation (and subject to Clause 2.10 below), the earlier of (i) the obtaining of such authorisations, or (ii) 180 days from the exercise of the Call Option, or the longer maximum term provided for in the third party proposal triggering the exercise of the Call Option.

2.9.2	At the Olimpia Closing:

(a)        TE shall pay to Telco the Olimpia Purchase Price, as well as any applicable stamp duty, transfer charges and notary expenses;

(b)       Telco shall meet before the public notary that will be indicated by TE and shall duly endorse in favour of TE and deliver to TE the certificates representing the Olimpia Shares free and clear from any lien, option, charge, or encumbrances of any kind, and a copy of the relevant page of the relevant shareholders’ book containing the annotation attesting that TE has been registered therein as the owner and the holder of the Olimpia Shares;

(c)        Telco shall execute and deliver all other documents and instruments required to be executed or delivered before or at Olimpia Closing, in order to perfect the delivery of the Olimpia Shares to TE.

2.9.3    It is hereby understood and agreed that TE shall be entitled to appoint any company controlled or controlling pursuant to Article 2359, first paragraph, n. 1, of the Italian Civil Code to close the transaction exercising the above mentioned rights and perform the above mentioned obligations at the Olimpia Closing, provided that TE shall remain responsible toward Telco of the full compliance by such person or entity of the Olimpia Closing pursuant to this Clause 2.9.

2.10      Authorizations. If the Olimpia Closing requires any antitrust and/or regulatory authorisation, TE shall prepare and submit to the competent authorities the relevant filing as soon as reasonably possible and the Parties shall cooperate in good faith to obtain such authorisations. In such event - unless more favourable conditions and/or terms are provided for in the transaction triggering the exercise of the Call Option, in which case TE may opt (at its own unquestionable discretion) to match and benefit of the same conditions and/or terms of such transaction - if, within 180 days from the exercise of the Call Option:

2.10.1  TE is not formally prohibited to proceed with the Olimpia Closing and obtains the necessary EU Commission and/or EU Member State antitrust authorities’ authorisations, then TE will have to acquire the Olimpia Shares in accordance with Section 2.9, irrespective of whether one or more authorisations are still pending or have been granted subject to conditions (including conditions imposed by EU Commission and/or EU Member State antitrust authority), provided however that if a decision of the EU Commission or any EU Member State antitrust authority is not obtained, then the Olimpia Closing shall not occur and no Party shall have any liability for or in connection with such circumstances and within the following six month period Telco shall be free to execute an agreement with the original potential buyer or with any other party for the disposal of the relevant Olimpia Shares under the terms and conditions included in the Relevant Telco’s Board of Directors Resolution (provided that a consideration that is higher than the Olimpia Purchase Price shall always be admitted with no reserves or further need of approval).

2.10.2	Any competent authority has prohibited TE to proceed with the Olimpia Closing, then:

(a)        the relevant Olimpia Closing shall not occur and no Party shall have any liability for or in connection with such circumstances and, within the following six month period, Telco shall be free to execute an agreement with the original potential buyer or with any other party for the disposal of the relevant Olimpia Shares under the terms and conditions included in the Relevant Telco’s Board of Directors Resolution, (provided that a consideration that is higher than the Olimpia Purchase Price shall always be admitted with no reserves or further need of approval), and

(b)       in the event Telco receives, at any time, any other unsolicited offer for the acquisition of Olimpia Shares and a new Relevant Telco’s Board of Directors Resolution is passed, then TE will only be entitled to exercise the Call Option on the Olimpia Shares to the extent it gives evidence, trough a legal opinion of a primary law firm, that all reasons that motivated the prohibition have been removed. Provided that, if, once again, any competent authority prohibits, also for reasons other than those that have motivated the first prohibition, TE to proceed with the Olimpia Closing, then the Olimpia Closing shall occur in accordance with section 2.9, provided further that in this case TE will be entitled to appoint any person or entity to close the transaction exercising the rights and performing the obligations referred to in Section 2.9 above at the Olimpia Closing and provided further that TE shall remain responsible toward Telco of the full compliance by such person or entity of the Olimpia Closing.

ARTICLE III

3.	CALL OPTION ON TI SHARES

3.1        Grant of Call Option. Subject to the terms and conditions of this Call Option Agreement, Telco and O hereby irrevocably and unconditionally grant to TE the right to purchase from Telco and/or O (as the case may be) the TI Shares (as defined below) and, provided that the Call Option is exercised in accordance with the terms and conditions of this Call Option Agreement, Telco and O irrevocably and unconditionally agree to transfer the TI Shares for the TI Purchase Price (as defined below) pursuant to the terms set forth in this Article III.

3.2        Consideration. The Call Option is hereby granted to TE by Telco and O in consideration of the investment commitment in Telco and O undertaken by TE pursuant to the Co-Investment Agreement and taking into account the overall balance of the economic interests existing between all parties to the Co-Investment Agreement and the Shareholders Agreement. Accordingly, TE, Telco and O hereby acknowledge and agree that the Call Option on TI Shares shall be deemed to be onerous and not gratuitous.

3.3        Object of the Call Option. Object of the Call Option shall be the number of TI shares (or the relevant rights attaching thereto) which the Board of Directors of Telco and/or the Board of Directors of O will have resolved to dispose or encumber, as specified in the relevant Board of Directors resolution

(the “TI Shares” and such relevant Telco/O’s Board of Directors resolution, the “Relevant Telco/O’s Board of Directors Resolution”).

3.4        Purchase Price. Subject to the exercise of the Call Option, the purchase price to be paid upon TI Closing (as defined below) by TE to Telco or O, as the case may be, as consideration for the TI Shares in the event of any transaction which involves a cash purchase price, shall be equal to the price indicated in the Relevant Telco/O’s Board of Directors Resolution (the “TI Purchase Price”).

In the event of any transaction which involves a non-cash consideration, Telco and/or O Directors (as the case may be), on or before the Telco/O’s Board of Directors called pursuant to paragraph 1.1(c) of the Shareholder’s Agreement, shall determine and unanimously agree in writing on the TI Purchase Price (to be determined as equivalent cash value of such transaction). In the event Telco/O’s Directors do not reach an agreement on the TI Purchase Price on or before the Telco/O’s Board of Directors called to resolve upon the transaction pursuant to paragraph 1.1 (c) of the Shareholders’ Agreement (the “First Telco/O’s Board of Directors”), the TI Purchase Price shall be determined - based on valuation principles generally accepted for transactions similar for size and nature - pursuant to Article 1349, first paragraph, of the Italian Civil Code, by the Arbitrator to be appointed jointly by TE and Telco/O’ shareholders or, lacking an agreement within 3 days from the First Telco/O’s Board of Directors, by the Chairman of the Tribunal of Milan (in which case, following the referred term of 3 days, any of the parties, any of Telco/O’ shareholders or TE, will be entitled to request such appointment from the Chairman of the Tribunal of Milan). The Parties agree that the Arbitrator shall determine the TI Purchase Price within 5 Business Days from its appointment, based on the criteria indicated above.

The Parties agree that the appointment of the Arbitrator for the determination of the TI Purchase Price shall not prejudice the possibility and efforts of the Telco/O’s Directors to reach an agreement also after the First Telco/O’s Board of Directors up until the date of the Telco/O’s Board of Directors pursuant to paragraph 1.2 (bb) of the Shareholders’ Agreement which, in any case, shall not be called to resolve on the acceptance of the non-cash offer without a prior determination of the equivalent cash value, which will be the TI Purchase Price.

In the event of any transaction which involves the formation of an encumbrance, except as provided for in section 3.5 below, Telco or O Directors (as the case may be), prior to the Telco/O’s Board of Directors called pursuant to paragraph 1.1(c) of the Shareholder’s Agreement, shall determine and unanimously agree in writing on the TI Purchase Price. In the event Telco/O’s Directors do not reach an agreement on the TI Purchase Price on or before the First Telco/O’s Board of Directors, the TI Purchase Price shall be determined - based on valuation principles generally accepted for transactions similar for size and nature - pursuant to Article 1349, first paragraph, of the Italian Civil Code, by the Arbitrator to be appointed jointly by TE and Telco/O’ shareholders or, lacking an agreement within 3 days from the First Telco/O’s

Board of Directors, by the Chairman of the Tribunal of Milan (in which case, following the referred term of 3 days, any of the parties, any of Telco/O’ shareholders or TE, will be entitled to request such appointment from the Chairman of the Tribunal of Milan). The Parties agree that the Arbitrator shall determine the TI Purchase Price within 5 Business Days from its appointment, based on the criteria indicated above.

The Parties agree that the appointment of the Arbitrator for the determination of the TI Purchase Price shall not prejudice the possibility and efforts of the Telco/O’s Directors to reach an agreement also after the First Telco/O’s Board of Directors up until the date of the Telco/O’s Board of Directors pursuant to paragraph 1.2 (bb) of the Shareholders’ Agreement which, in any case, shall not be called to resolve upon any encumbrance without a prior determination of the TI Purchase Price.

3.5	Exercise of the Call Option

3.5.1    The Call Option on the TI Shares shall become exercisable by TE upon verification of the following conditions:

(a)        the Board of Directors of Telco and/or O having resolved in the Relevant Telco’s Board of Directors Resolution to dispose, directly or indirectly in any form of manner (including through measures with equivalent effect, such as mergers or demergers of Telco) or encumber TI shares or any rights attached thereto (including but not limited to voting rights), pursuant to Clause 1.2(bb) of the Shareholders Agreement; and

(b)       TE being a Dissenting Shareholder pursuant to Clause 1.2(cc) of the Shareholders Agreement.

3.5.2    It is hereby understood and agreed that the Call Option shall not be exercisable in the following events:

(i)        the merger between Telco and O which may take place pursuant to Clause 1.1(d)(A) of the Shareholders’ Agreement;

(ii)       any encumbrance or pledge without voting rights which may be required by the lenders in connection with the refinancing of Telco or O, to the extent that the refinancing documents contains provisions, to be agreed and resolved beforehand by Telco or O Board of Directors, as the case may be, with the majority provided for by Clause 1.1(c) of the Shareholders Agreement, which reasonably protects the rights of TE to acquire the TI shares in the event that the enforcement of the encumbrance or the pledge is triggered;

(iii)      following the decision of the Telco/O’s Board of Directors to tender the TI shares in the context of a public tender offer, in which case Clause 28 of the Telco’s by-laws shall apply.

Without prejudice to Article 3.10 below, following the exercise of the Call Option and upon payment of the TI Purchase Price, TE will become the owner of the TI Shares. Any further actions or steps to be taken following the exercise of the Call Option and the granting of any applicable regulatory and/or antitrust authorisation will be deemed to be merely performance of the obligations to deliver to TE the TI Shares, being it understood that the performance of the aforementioned actions and steps and the fulfilment of the aforementioned obligation will not affect the effectiveness of the transfer which will be deemed to have occurred following the exercise of the Call Option and upon granting of any applicable regulatory and/or antitrust authorisation.

3.6        Time of Exercise TE shall have the right to exercise the Call Option within thirty days following the date of the conditions under Article 3.5.1 above have occurred.

3.7        Notice of Exercise. The Call Option shall be exercised in writing by means of a notice to be sent to the Chairman of the Board of Directors of Telco or O, as the case may be, including written confirmation that TE has no actual knowledge of any fact or condition such to determine the prohibition of the TI Closing pursuant to Article 3.10 below, which can not be remedied within the term provided under the same Article 3.10 below.

3.8        Escrow deposit. Immediately upon receipt of the Call Option notice (i) the TI Shares shall be deposited in escrow with a fiduciary company or otherwise, in any case to secure the delivery of the TI Shares, and (ii) subject to deposit in escrow of the full TI Purchase Price, the voting rights thereon shall be exercised in accordance with TE instructions, to the extent permitted by law.

3.9	Closing.

3.9.1    Subject to the exercise of the Call Option, the completion of the acquisition of the TI Shares by TE (“TI Closing”) shall take place within 15 Business Days following:

(a)        the relevant written request sent by TE to the Chairman of the relevant Board of Directors, or

(b)       if the transaction is subject to any antitrust and/or regulatory authorisation (and subject to Clause 3.10 below), the earlier of (i) the obtaining of such authorisations, or (ii) 180 days from the exercise of the Call Option, or the longer maximum term provided for in the third party proposal triggering the exercise of the Call Option.

3.9.2	At the TI Closing:

(a)        TE shall pay to Telco and/or O, as the case may be, the TI Purchase Price, as well as any applicable stamp duty and transfer charges;

(b)       Telco and/or O, as the case may be, shall deliver the TI Shares to TE, by irrevocably instructing an approved intermediary to credit the TI Shares in dematerialised form in the account which shall be indicated by TE in due advance, free and clear from any lien, option, charge, or encumbrances of any kind;

(c)        Telco and/or O, as the case may be, shall perform any other action required to be performed before or at the TI Closing in order to perfect the acquisition of the TI Shares by TE.

3.9.3    It is hereby understood and agreed that TE shall be entitled to appoint any company controlled or controlling pursuant to Article 2359, first paragraph, n. 1, of the Italian Civil Code to close the transaction exercising the above mentioned rights and perform the above mentioned obligations at the TI Closing, provided that TE shall remain responsible toward Telco and/or O of the full compliance by such person or entity of the TI Closing pursuant to this Clause 3.9.

3.10      Authorizations. If the TI Closing requires any antitrust and/or regulatory authorisation, TE shall prepare and submit to the competent authorities the relevant filing as soon as reasonably possible and the Parties shall cooperate in good faith to obtain such authorisations. In such event - unless more favourable conditions and/or terms are provided for in the transaction triggering the exercise of the Call Option, in which case TE may opt (at its own unquestionable discretion) to match and benefit of the same conditions and/or terms of such transaction - if, within 180 days from the exercise of the Call Option:

3.10.1  TE is not formally prohibited to proceed with the TI Closing and obtains the necessary EU Commission and/or EU Member State antitrust authorities’ authorisations, then TE will have to acquire the TI Shares in accordance with Section 3.9, irrespective of whether one or more authorisations are still pending or have been granted subject to conditions (including conditions imposed by EU Commission and/or EU Member State antitrust authority), provided however that if a decision of the EU Commission or any EU Member State antitrust authority is not obtained, then the TI Closing shall not occur and no Party shall have any liability for or in connection with such circumstances and within the following six month period Telco and/or O, as the case may be, shall be free to execute an agreement with the original potential buyer or with any other party for the disposal of the relevant TI Shares under the terms and conditions included in the Relevant Telco/O’s Board of Directors Resolution (provided that a consideration that is higher than the TI Purchase Price shall always be admitted with no reserves or further need of approval).

3.10.2	Any competent authority has prohibited TE to proceed with the TI Closing, then:

(i)        the relevant TI Closing shall not occur and no Party shall have any liability for or in connection with such circumstances and, within the following six month period, Telco and/or O, as the case may be, shall be free to execute an agreement with the original potential buyer or with any other party for the disposal of the relevant TI Shares under the terms and conditions included in the Relevant Telco/O’s Board of Directors Resolution, (provided that a consideration that is higher than the TI Purchase Price shall always be admitted with no reserves or further need of approval) and

(ii)       in the event Telco and/or O, as the case may be, receives, at any time, any other unsolicited offer for the acquisition of TI Shares and a new Relevant Telco/O’s Board of Directors Resolution is passed, then TE will only be entitled to exercise the Call Option on the TI Shares to the extent it gives evidence, trough a legal opinion of a primary law firm, that all reasons that motivated the prohibition have been removed. Provided that, if, once again, any competent authority prohibits, also for reasons other than those that have motivated the first prohibition, TE to proceed with the TI Closing, then the TI Closing shall occur in accordance with section 3.9, provided further that in this case TE will be entitled to appoint any person or entity to close the transaction exercising the rights and performing the obligations referred to in Section 3.9 above at the TI Closing and provided further that TE shall remain responsible toward Telco and/or O, as the case may be, of the full compliance by such person or entity of the TI Closing.

ARTICLE IV

4.	MISCELLANEOUS

4.1        Duration. This Call Option Agreement shall commence on the date hereof, and shall expire on the Expiry Date of the Shareholders Agreement.

4.2        Governing Law/Exclusive Jurisdiction. This Call Option Agreement shall be governed by, and interpreted in accordance with, the laws of the Republic of Italy. Any disputes arising out of or in connection with this Call Option Agreement shall be submitted by the Parties to arbitration. The venue of the arbitration shall be Milan. The arbitration shall be conducted in the English language and in accordance with ICC Rules.

4.3        Notices. Any notices or other communication required or permitted to be given under this Call Option Agreement shall be in writing and shall be delivered in person, transmitted by fax, or sent by international courier or registered mail, charges prepaid, addressed as follows:

4.3.1	If to TE, at:

Gran Via n. 38, Planta 9,

28013, Madrid, Spain

To the attention of: the Group General Counsel (Ramiro Sanchez de Lerin-Ovies),

Ph: + 34 91 584 0207

Fax: + 34 91 531 3206

E-mail: secretaria.general@telefonica.es

4.3.2	If to Telco, at:

Galleria del Corso 2

20100 Milan, Italy

To the attention of the Chairman

4.3.3	If to O, at:

Viale Sarca 222

20100 Milan, Italy

To the attention of the Chairman

4.4        Extraordinary transactions affecting O or TI. In the event of any extraordinary transaction involving TI or O, such as mergers, de-mergers, liquidations, or other transactions affecting the share capital of TI or O:

4.4.1    any rights of TE under this Call Option Agreement shall apply to, mutatis mutandis, and be binding on, (i) the successors and assignees of the rights and obligations of TI and/or O as a result of the relevant extraordinary transaction (as the case may be), and (ii) the shares or other financial instruments issued in exchange or conversion of the TI Shares and the O Shares (as the case may be); and

4.4.2    as soon as possible after execution of the relevant extraordinary transaction, the Parties shall sign an amendment and restatement of this Call Option Agreement reflecting the appropriate changes as result of the relevant extraordinary transaction.

4.5        Expenses. TE, Telco and O shall each bear their own expenses, costs and fees in connection with the preparation and execution of this Call Option Agreement, provided that (i) the fees of the first tier international investment bank referred to in last paragraph of Clauses 2.4 and 3.4 above shall be equally shared by TE, on one side, and the other parties, on the other side and (ii) the costs for any relevant antitrust and regulatory filing and procedure as well as for the completion of the transfer to TE of the Olimpia Shares or the TI Shares, as the case may be, shall be borne by TE.

4.6        Assignment. This Call Option Agreement and the rights, interest or obligations hereunder shall not be assigned by one Party without the prior written consent of the other Parties.

4.7        Integration. Without prejudice of the contents of the Co-Investment Agreement, the Shareholders Agreement - as subsequently amended - and the SPA, this Call Option Agreement constitutes the entire agreement of the Parties and supersedes all prior agreements and understandings, both written and oral, of the Parties with respect to the subject matter hereof.

4.8        Amendments and Waivers. No amendment or waiver of any provision of this Call Option Agreement shall be binding on any Party unless consented to in writing by such Party. No waiver of any provision of this Call Option Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

4.9        Deed of Adherence. In the event that a third party would become a new shareholder of Telco or O, the Parties hereby undertakes to include as a condition precedent the execution of a deed of adherence of such third party to this Call Option Agreement.

4.10      Counterparts. This Call Option Agreement may be executed in counterparts, each of which shall constitute an original and all of which together shall constitute one and the same instrument.

ARTICLE V

5.	OLIMPIA ADHERENCE

Telco hereby undertakes, in its position of controlling shareholder of O, to cause O to adhere to this Call Option Agreement within 30 days from its execution.

IN WITNESS WHEREOF, the Parties have caused this Call Option Agreement to be executed by officers duly authorised thereunto as of the date first above written.

Milan, 6 November, 2007

Telefonica S.A

BY ____________________________

TITLE :________________________

Telco S.p.A.

BY ____________________________

Title :__________________________

EXHIBIT 17

Milan, 15th November 2007

To:

Telefonica S.A. Gran Via no. 38, Planta 9 Madrid, Spain Attention: Group General Counsel – Ramiro Sanchez de Lerin-Ovies
Telco S.p.A. Galleria del Corso no. 2 20122 Milan, Italy Attention: Chairman of the Board of Directors

personally delivered

RE: Adherence to the Call Option Agreement

Dear Sirs,

we make reference to the agreement executed on 6th November 2007 between Telefonica S.A. and Telco S.p.A. according to which Telefonica S.A. has received the right to purchase from Telco S.p.A. and/or Olimpia S.p.A., as the case may be, the shares of Olimpia S.p.A. or Telecom Italia S.p.A. subject to the terms and conditions provided therein (the “Call Option Agreement”).

According to the relevant provisions of Article 5 of the Call Option Agreement, the undersigned company Olimpia S.p.A. hereby adheres to and accepts all the terms and conditions of the Call Option Agreement.

Kind regards,

Olimpia S.p.A.

By: _______________________

Title: Director

For acceptance

Telefonica S.A.	Telco S.p.A.
By: _______________________	By: ________________________
Title: Special Attorney	Title: Chairman